Filed Pursuant to Rule 424(b)(5)
Registration No. 333-181309

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 8, 2014

PRELIMINARY PROSPECTUS SUPPLEMENT

(to prospectus dated May 10, 2012)

$

    % Senior Notes due 2024

National Penn Bancshares, Inc. is offering and selling $         in aggregate principal amount of its     % Senior Notes due 2024. The notes will be issued in denominations of $1,000 and integral multiples of $1,000 in excess thereof, will mature on                     , 2024 and will bear interest at a fixed rate of     % per year. We will pay interest on the notes on              and              of each year, commencing                     , 2015. The notes are not redeemable prior to maturity.

The notes will be unsecured obligations of ours and will rank equally with all our existing and future unsecured senior indebtedness and senior in right of payment to any of our existing or future obligations that are by their terms expressly subordinated or junior in right of payment to the notes. The notes will not be obligations of, and will not be guaranteed by, any of our subsidiaries.

Because National Penn is a holding company, our cash flows and consequent ability to service our obligations, including the notes, are dependent on distributions and other payments of earnings to us by our subsidiaries, and funds raised from borrowings or in the capital markets. Accordingly, our right to receive any assets of our subsidiaries upon their liquidation or reorganization, and the consequent right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of our subsidiaries’ creditors.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-7 of this prospectus supplement to read about factors you should consider before investing in the notes.

The notes are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Note		Total
Public offering price		%	$
Underwriting discounts and commissions		%	$
Proceeds, before expenses, to us		%	$

The public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from September     , 2014.

We expect that delivery of the notes will be made to investors on September         , 2014, which will be the fifth business day following the date of this prospectus supplement (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their notes on the initial pricing date of the notes or on the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers who wish to trade their notes on the initial pricing date of the notes or on the next succeeding business day should consult their advisors.

The underwriters expect to deliver the notes in book-entry form through the facilities of The Depository Trust Company for the accounts of its participants, on or about September     , 2014, against payment therefor in immediately available funds.

Joint Book-Running Managers

SANDLER O’NEILL + PARTNERS, L.P.	CREDIT SUISSE

The date of this prospectus supplement is September     , 2014.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which describes more general information, some of which may not apply to this offering. Generally, the term “prospectus” refers to both parts combined. You should read the prospectus, including this prospectus supplement, together with the additional information described below under the heading “Where You Can Find More Information.”

As used in this prospectus supplement, “National Penn,” “the Company,” “we,” “us,” “our” and similar references mean National Penn Bancshares, Inc. and its consolidated subsidiaries, unless the context indicates otherwise.

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus supplement or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. We and the underwriters are offering to sell these notes and seeking offers to buy these notes only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date of each document regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any sale of these notes. In case there are any differences or inconsistencies between this prospectus supplement, the accompanying prospectus and the information incorporated by reference, you should rely on the information in the document with the latest date.

You should not consider any information in this prospectus supplement or the accompanying prospectus to be investment, legal or tax advice. You should consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding the purchase of the notes. We are not making any representation to you regarding the legality of an investment in the notes by you under applicable investment or similar laws.

S-ii

WHERE YOU CAN FIND MORE INFORMATION

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, referred to as the “SEC.” You may read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers like us that file electronically with the SEC. We also maintain an Internet site that contains information about us. The address of that site is http://www.nationalpennbancshares.com. We make available on our Internet site, free of charge, access to the reports and other information we file with the SEC as soon as reasonably practicable after we file such material with, or furnish such material to, the SEC, as applicable. Information contained in our Internet site is not incorporated by reference into this prospectus, and you should not consider information contained in our Internet site as part of this prospectus.

Incorporation of Certain Information by Reference

The SEC allows us to “incorporate by reference” into this prospectus the information contained in the documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents filed with the SEC (other than information that pursuant to SEC rules is deemed not to be filed):

•	Our Annual Report on Form 10-K for the year ended December 31, 2013, filed March 3, 2014;

•	Our Quarterly Report on Form 10-Q for the period ended March 31, 2014, filed May 9, 2014;

•	Our Quarterly Report on Form 10-Q for the period ended June 30, 2014, filed August 11, 2014;

•	Our Proxy Statement on Schedule 14A filed on March 12, 2014 (only for those parts incorporated into our Annual Report on Form 10-K for the year ended December 31, 2013); and

•	Our Current Reports on Form 8-K filed on January 28, 2014, April 23, 2014, April 25, 2014, June 4, 2014, and September 8, 2014.

We also incorporate by reference any additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, referred to as the “Exchange Act” (other than those documents furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K or other information “furnished” to the SEC) from the date of the registration statement of which this prospectus supplement is part until the termination of the offering of the notes. These documents may include annual, quarterly and current reports, as well as proxy statements. Any material that we later file with the SEC will automatically update and replace the information previously filed with the SEC. These documents are available to you without charge. See “—Available Information” above.

You may obtain copies of these documents, other than exhibits, free of charge by contacting National Penn Bancshares, Inc., 645 Hamilton Street, Suite 1100, Allentown, Pennsylvania 18101, Attention: Teresa Steuer, Vice President, Shareholder Relations. You may also telephone (610) 861-3983 or email teresa.steuer@nationalpenn.com.

S-iii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the prospectus and the information included or incorporated by reference in them, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of historical fact, and can be identified by the use of forward-looking terminology such as “believe,” “expect,” “may,” “will,” “should,” “project,” “plan,” “goal,” “potential,” “pro forma,” “seek,” “target,” “intend” or “anticipate” or the negative thereof or comparable terminology. Forward-looking statements include discussions of strategy, financial projections, guidance and estimates (including their underlying assumptions), statements regarding plans, rationales, objectives, expectations or consequences of various proposed or announced transactions, and statements about the future performance, operations, products and services of National Penn and its subsidiaries. National Penn cautions investors not to place undue reliance on such statements.

Our businesses and operations are and will be subject to a variety of risks, uncertainties and other factors. Consequently, actual results and experience may materially differ from those contained in any forward-looking statements. Such risks, uncertainties and other factors include, but are not limited to, the risk factors set forth elsewhere herein and in our annual and quarterly reports filed with the SEC, as well as the following:

•	Risks, uncertainties and other factors relating to the proposed merger of TF Financial Corporation, or “TF Financial,” with and into National Penn, discussed below under “Prospectus Supplement Summary—Merger with TF Financial” including:

•	Expected benefits may not materialize in the timeframe expected or at all, or may be more costly to achieve;

•	The transaction may not be timely completed, if at all;

•	The parties may be unable to successfully implement integration strategies; and

•	Diversion of management time on merger-related issues.

•	Our branding and marketing initiatives may not be effective in building name recognition and customer awareness of our products and services.

•	We may be unable to differentiate ourself from our competitors by a higher level of customer service, as intended by our business strategy and other marketing initiatives.

•	Expansion of our product and service offerings may take longer, and may meet with more effective competitive resistance from others already offering such products and services, than expected. Additionally, new product development by new and existing competitors may be more effective, and take place more quickly, than expected.

•	Growth and profitability of our non-interest income or fee income may be less than expected, particularly as a result of financial market conditions.

•	General economic or business conditions, either nationally or in the regions in which we do business, may deteriorate, resulting in, among other things, a deterioration in credit quality, a reduced demand for credit, or a decision by us to reevaluate staffing levels or to divest one or more lines of business.

•	In the current environment of increased investor activism, including hedge fund investment policies and practices, shareholder concerns or actions may require increased management/board attention, efforts and commitments, which could require a shift in focus from business development and operations.

•	Stresses in the financial markets may inhibit our ability to access the capital markets or obtain financing on favorable terms.

•	Repurchase obligations with respect to real estate mortgages sold in the secondary market could adversely affect our earnings.

S-iv

•	Changes in consumer spending and savings habits could adversely affect our business.

•	Negative publicity with respect to any National Penn product or service, employee, director or other associated individual or entity whether legally justified or not, could adversely affect our reputation and business.

•	Significant negative industry or economic trends, including declines in the market price of our common stock, or reduced estimates of future cash flows or disruptions to our business could result in impairments to goodwill.

•	We may be unable to successfully manage the foregoing and other risks and to achieve our current short-term and long-term business plans and objectives.

Some of these and other factors are discussed in our annual and quarterly reports previously filed with the SEC. Such developments could have an adverse impact on our financial position and our results of operations.

The forward-looking statements are based upon management’s beliefs and assumptions and are made as of the date of this prospectus supplement. We undertake no obligation to publicly update or revise any forward-looking statements included or incorporated by reference in this prospectus supplement or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise, except to the extent required by federal securities laws. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement or in the incorporated documents might not occur, and you should not put undue reliance on any forward-looking statements.

S-v

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information about us and does not contain all the information that you need to consider in making your investment decision. You should carefully read this entire prospectus supplement and the accompanying prospectus, as well as the information to which we refer you and the information incorporated by reference herein, including the “Risk Factors” and the financial statements and accompanying notes incorporated by reference, before making an investment decision.

About National Penn Bancshares, Inc.

National Penn Bancshares, Inc. is a Pennsylvania business corporation and a registered bank holding company headquartered in Allentown, Pennsylvania. We operate as an independent community banking company that offers a diversified range of financial products principally through our bank subsidiary, National Penn Bank, as well as an array of investment, insurance and employee benefit services through our non-bank subsidiaries. Our financial services affiliates consist of National Penn Wealth Management, N.A., including its National Penn Investors Trust Company division; Institutional Advisors, LLC; and National Penn Insurance Services Group, Inc., including its Higgins Insurance and Caruso Benefits divisions.

Our primary business is accepting deposits from customers through our retail branch offices, and investing those deposits, together with funds generated from operations and borrowings, in loans, including commercial business loans, commercial real estate loans, residential mortgages, home equity loans, other consumer loans, and investment securities.

Our strategic plan is designed to enhance shareholder value by operating a highly profitable financial services company within the markets we serve. Specifically, management is focused on increasing market penetration in selected geographic areas and achieving excellence in both retail and commercial lines of business. We also intend to grow revenue through appropriate and targeted acquisitions, through expanding into new geographical markets, or through further penetrating existing markets or business lines.

At June 30, 2014, National Penn Bank operated 111 retail branch offices, of which 110 are located in Pennsylvania and one is located in Maryland. As part of a restructuring plan announced during the fourth quarter of 2013, the Company closed 8 branches during the second quarter of 2014.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “NPBC.” Our principal executive office is located at 645 Hamilton Street, Allentown, Pennsylvania 18101, and our telephone number is 1-800-822-3321. We maintain an Internet website at http://www.nationalpennbancshares.com. The foregoing website and address is intended to be an inactive textual reference only. The information on this website is not a part of this prospectus supplement.

Merger with TF Financial Corporation

On June 3, 2014, we entered into an Agreement and Plan of Merger with TF Financial, the parent company of 3rd Fed Bank, pursuant to which TF Financial will merge with and into us. As part of the transaction, 3rd Fed Bank will also merge with and into National Penn Bank. TF Financial operates 18 full service retail and commercial banking offices in Bucks and Philadelphia Counties in Pennsylvania, and Burlington, Mercer and Ocean Counties in New Jersey. As of June 30, 2014, TF Financial reported that it had total assets of $846 million and deposits of $692 million. The merger consideration is expected to consist of the issuance of approximately 8.0 million shares of National Penn common stock and the payment of approximately $58.0 million in cash, based on 3,476,806 shares of TF Financial common stock outstanding, and options for 325,644 shares of TF Financial common stock that are expected to be redeemed for cash.

We expect the merger to close in the fourth quarter of 2014, however, the transaction is subject to customary closing conditions, including the receipt of regulatory approvals and approval of the merger by shareholders of TF Financial.

While we may use a portion of the proceeds from this offering to finance the cash portion of the merger consideration, the completion of this offering is not a condition to the closing of the merger. See “Use of Proceeds.” We have sufficient cash on hand to complete the merger without the proceeds of this offering.

Summary of the Offering

Securities Offered	$ aggregate principal amount of % Senior Notes due , 2024.

Issuer	National Penn Bancshares, Inc.

Maturity Date	, 2024.

Price to Public	% of the principal amount per note plus accrued interest, if any, from the date of issuance.

Interest	We will pay interest on the notes semi-annually on and of each year beginning , 2015 at a rate of % per annum.

Listing	The notes will not be listed on any national securities exchange or included in any automated quotation system. Currently there is no market for the notes.

Ranking	The notes will be unsecured obligations of ours and will rank equally with all our existing and future unsecured and unsubordinated indebtedness. At June 30, 2014, we had no outstanding secured debt. As of June 30, 2014, National Penn had a $75 million line of credit, on which we had no outstanding draws, which would rank equally with the notes.

Because we are a holding company, our cash flows and consequent ability to service our obligations, including our debt securities, are dependent on distributions and other payments of earnings to us by our subsidiaries and funds raised from borrowings or in the capital markets. Accordingly, our right to receive any assets of our subsidiaries upon their liquidation or reorganization, and the consequent right of the holders of the debt securities to participate in those assets, will be effectively subordinated to the claims of our subsidiaries’ creditors. At June 30, 2014, our subsidiaries’ direct borrowings and deposit liabilities totaled approximately $7.3 billion.

Default	The notes will contain events of default, the occurrence of which may result in the acceleration of our obligations under the notes prior to maturity upon notice by the trustee or holders of at least 25% of the aggregate principal amount of the outstanding notes. See “Description of the Notes—Events of Default; Waiver; Notice” in this prospectus supplement.

Certain Covenants	We will issue the notes under an indenture and related indenture supplement between us and U.S. Bank National Association, as trustee. The indenture includes several covenants which will, among other things, restrict our ability and the ability of our subsidiaries to:

•	dispose of voting stock of certain subsidiaries; or

•	incur liens on certain capital stock.

For more details, see the section in this prospectus supplement entitled “Description of the Notes—Certain Covenants,” and the section in the accompanying prospectus entitled “Description of Debt Securities—Terms” as well as the indenture.

Redemption/Repayment	The notes will not be redeemable by us prior to maturity and will not be entitled to the benefit of any sinking fund. The notes will not be subject to repayment at the option of the holder at any time prior to maturity.

Trustee	U.S. Bank National Association will act as indenture trustee under the indenture pursuant to which the notes will be issued.

Future Issuances	We may, from time to time, without notice to or consent of the holders, increase the aggregate principal amount of the notes outstanding by issuing additional notes in the future with the same terms as the notes, except for the issue date and offering price, and such additional notes may be consolidated with the notes issued in this offering and form a single series.

Use of Proceeds	We estimate that the net proceeds of this offering will be approximately $ , after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We expect to use the net proceeds from the sale of the notes for general corporate purposes, which may include, without limitation, refinancing, reduction or repayment of debt, investments in National Penn Bank as regulatory capital and in our other subsidiaries, financing of possible acquisitions including payment of the cash consideration of our pending merger with TF Financial, repurchases of our capital stock, expansion of the business, and investments at the holding company level. For more details, see the section in this prospectus supplement under the heading “Use of Proceeds.”

Denomination; Form	The notes will be issued only in fully registered form without coupons, in denominations of $1,000 and integral multiples of $1,000. The notes will be evidenced by one or more global notes deposited with the trustee for the notes, as custodian for The Depository Trust Company, or DTC. Beneficial interests in the global notes will be shown on, and transfers of those beneficial interests can only be made through, records maintained by DTC and its participants. See “Description of the Notes—General” and “—Book-Entry, Delivery and Form.”

Risk Factors	Investing in the notes involves risks. See “Risk Factors” beginning on page S-7.

Summary Selected Consolidated Historical Financial Information

The following table sets forth selected historical consolidated financial data for National Penn as of and for each of the five years ended December 31, 2013 (which has been derived from our audited consolidated financial statements), and as of and for the six months ended June 30, 2014 and 2013. You should read this table together with the historical consolidated financial information contained in our consolidated financial statements and related notes, as well as our “Management’s Discussion and Analysis of Financial Condition and Results of Operation” included in our Annual Report on Form 10-K for the year ended December 31, 2013, and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, which have been filed with the SEC and are incorporated by reference in this prospectus supplement. Information for the six month periods ended June 30, 2014 and 2013 is derived from unaudited interim financial statements and has been prepared on the same basis as our audited financial statements and includes, in the opinion of management, all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the data for such period. The results of operations for the six month period ended June 30, 2014, do not necessarily indicate the results which may be expected for any future period or for the full year.

(dollars in thousands, except ratios and share and per share data)	As of and for the Six Months Ended June 30,		As of and for the Year Ended December 31,

	2014	2013	2013	2012	2011	2010	2009
BALANCE SHEET
Total assets	$8,618,373	$8,316,585	$8,591,848	$8,529,522	$8,486,281	$8,844,620	$9,483,910
Total investment securities and other securities	2,420,509	2,313,358	2,396,298	2,334,739	2,314,111	2,259,690	2,180,541
Total loans, net	5,316,183	5,156,763	5,241,852	5,129,927	5,061,461	5,176,669	5,878,229
Deposits	6,108,483	6,022,463	6,072,578	5,935,565	5,874,819	6,059,173	6,738,852
Borrowings	1,316,253	1,089,199	1,282,289	1,344,324	1,370,399	1,590,996	1,633,434
Total shareholders’ equity	1,101,408	1,115,758	1,131,866	1,161,292	1,180,687	1,137,437	1,069,468
Tangible common equity (c)	837,653	849,009	866,733	892,399	906,638	708,500	608,982
Percent shareholders’ equity to total assets	12.78%	13.42%	13.17%	13.61%	13.91%	12.86%	11.28%
Percent tangible common equity to tangible assets (c)	10.03%	10.55%	10.41%	10.80%	11.04%	8.27%	6.64%
EARNINGS (b)
Total interest income	$140,661	$144,696	$288,279	$316,828	$346,834	$387,249	$421,143
Total interest expense	15,421	19,818	36,217	62,822	86,931	116,017	168,634

Net interest income	125,240	124,878	252,062	254,006	259,903	271,232	252,509
Provision for loan losses	1,251	3,000	5,250	8,000	15,000	95,000	154,025

Net interest income after provision for loan losses	123,989	121,878	246,812	246,006	244,903	176,232	98,484
Net gains (losses) from fair value changes on subordinated debentures	—	2,111	2,111	683	(2,530)	(10,373)	(4,427)
Net gains (losses) on sales of investment securities	8	47	54	(119)	2,719	214	(2,857)
Net impairment losses on investment securities	—	—	—	(154)	—	(1,390)	(101,791)
Loss on sale of building	—	—	—	—	1,000	—	—
Gain on pension curtailment	—	—	—	—	—	4,066	—
Other non-interest income	45,866	48,387	95,902	95,558	94,654	105,705	107,555
Goodwill impairment	—	—	—	—	—	8,250	275,000
Loss on debt extinguishment	—	64,888	64,888	—	2,633	—	—
Corporate reorganization expense	—	—	6,000	—	2,200	—	—
Other non-interest expense	104,451	105,587	211,023	210,310	221,197	233,426	233,616

Income (loss) before income taxes	65,412	1,948	62,968	131,664	112,716	32,778	(411,652)
Income tax expense (benefit)	16,503	(5,667)	9,581	32,754	25,172	11,441	(63,613)

Net income (loss)	48,909	7,615	53,387	98,910	87,544	21,337	(348,039)

Preferred dividends and accretion of preferred discount	—	—	—	—	(1,691)	(8,021)	(8,340)

(dollars in thousands, except ratios and share and per share data)	As of and for the Six Months Ended June 30,		As of and for the Year Ended December 31,

	2014	2013	2013	2012	2011	2010	2009
Accelerated accretion from redemption of preferred stock	—	—	—	—	(1,452)	—	—

Net income (loss) available to common shareholders	$48,909	$7,615	$53,387	$98,910	$84,401	$13,316	$(356,379)

Cash dividends—common stock (a)	$27,828	$14,558	$43,696	$61,401	$13,651	$5,136	$23,343
Cash dividends—preferred stock	—	—	—	—	1,583	7,500	6,937
Dividend payout ratio—common (a)	56.90%	191.16%	81.85%	62.08%	16.17%	38.57%	NM
Return on average assets	1.16%	0.18%	0.64%	1.17%	1.02%	0.23%	NM
Return on average total shareholders’ equity	9.04%	1.35%	4.72%	8.25%	7.58%	1.95%	NM
Return on average common shareholder’s equity	9.04%	1.35%	4.72%	8.25%	7.50%	1.41%	NM
Return on average tangible common equity (c)	11.94%	1.76%	6.18%	10.66%	9.95%	2.07%	NM

PER SHARE DATA
Basic earnings (loss) available to common shareholders	$0.35	$0.05	$0.37	$0.66	$0.56	$0.10	$(3.61)
Diluted earnings (loss) available to common shareholders	0.35	0.05	0.37	0.66	0.56	0.10	(3.61)
Dividends paid in cash (a)	0.20	0.10	0.30	0.41	0.09	0.04	0.28
Book value	7.91	7.66	7.76	8.00	7.77	7.23	7.33
Tangible book value (c)	6.02	5.83	5.94	6.15	5.97	5.18	4.84
Weighted average shares basic	140,270,062	145,488,073	145,602,670	150,566,098	151,386,614	128,118,298	98,818,526
Weighted average shares diluted	140,792,564	145,900,726	146,044,058	150,859,995	151,653,646	128,186,651	98,818,526
Staff—Full-time equivalents	1,574	1,666	1,631	1,648	1,688	1,728	1,756

CAPITAL RATIOS
Tier 1 risk-based capital ratio	14.64%	15.51%	15.46%	16.54%	17.12%	16.12%	12.66%
Total risk-based capital ratio	15.89%	16.77%	16.72%	17.80%	18.38%	17.38%	13.92%
Leverage Ratio	11.09%	11.56%	11.63%	12.16%	12.00%	10.59%	8.88%

ASSET QUALITY
Allowance for loan losses	$89,848	$104,533	$96,367	$110,955	$126,640	$150,054	$146,271
Allowance for loan losses to total loans	1.66%	1.99%	1.81%	2.12%	2.44%	2.82%	2.43%
Net charge-offs	$7,770	$9,422	$19,838	$23,685	$38,414	$90,309	$91,760
Total non-performing loans	$43,486	$55,458	$52,591	$53,908	$66,976	$82,111	$123,092
Non-performing loans to total loans	0.80%	1.05%	0.99%	1.03%	1.29%	1.54%	2.04%
Loans 90+ days past due and still accruing	$2,097	$2,023	$3,466	$2,027	$2,010	$1,753	$2,694

(a)	In lieu of a 1st quarter 2013 cash dividend, the Company paid an additional dividend of $0.10 per share in the 4th quarter of 2012.
(b)	Results of operations are included for Christiana Bank and Trust beginning January 4, 2008 through December 3, 2010.
(c)	Refer to Non-GAAP reconciliations for Non-GAAP measures

Non-GAAP Reconciliations	As of and for the		As of and for the
	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Total shareholders’ equity	$1,101,408	$1,115,758	$1,131,866	$1,161,292	$1,180,687	$1,137,437	$1,069,468
Total preferred shareholders’ equity	—	—	—	—	—	(148,441)	(147,920)
Goodwill and intangibles	(263,755)	(266,749)	(265,133)	(268,893)	(274,049)	(280,496)	(312,566)

Tangible common equity	$837,653	$849,009	$866,733	$892,399	$906,638	$708,500	$608,982

Total assets	$8,618,373	$8,316,585	$8,591,848	$8,529,522	$8,486,281	$8,844,620	$9,483,910
Goodwill and intangibles	(263,755)	(266,749)	(265,133)	(268,893)	(274,049)	(280,496)	(312,566)

Tangible assets	$8,354,618	$8,049,836	$8,326,715	$8,260,629	$8,212,232	$8,564,124	$9,171,344

Percent tangible common equity to tangible assets	10.03%	10.55%	10.41%	10.80%	11.04%	8.27%	6.64%
Average shareholder’s equity	$1,090,482	$1,140,230	$1,130,290	$1,198,948	$1,155,209	$1,094,642	$1,246,537
Average preferred equity	—	—	—	—	(30,106)	(148,184)	(144,631)
Average goodwill and intangibles	(264,426)	(267,797)	(266,851)	(271,384)	(277,214)	(303,541)	(589,133)

Average tangible common equity	$826,056	$872,433	$863,439	$927,564	$847,889	$642,917	$512,773

Annualized Net Income (loss)	$98,629	$15,356	$53,387	$98,910	$84,401	$13,316	$(356,379)
Return on average tangible common equity	11.94%	1.76%	6.18%	10.66%	9.95%	2.07%	NM
Tangible common equity	$837,653	$849,009	$866,733	$892,399	$906,638	$708,500	$608,982
Shares outstanding	139,240,318	145,608,945	145,798,751	145,163,585	151,883,036	136,792,414	125,713,668

Tangible book value	$6.02	$5.83	$5.94	$6.15	$5.97	$5.18	$4.84

RISK FACTORS

An investment in the notes involves risks. You should carefully consider the risks described below and the risk factors incorporated by reference, as well as the other information included or incorporated by reference, in this prospectus supplement and the accompanying prospectus, before making an investment decision. In particular, before deciding whether to invest in the notes, you should carefully consider the risk factors and the discussion of risks contained in our Annual Report on Form 10-K for the year ended December 31, 2013, and in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014 and June 30, 2014, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This prospectus supplement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein.

Risks Related to this Offering and the Notes

The notes will be effectively subordinated to any of our future secured obligations and to the obligations of our subsidiaries.

The notes will be unsecured unsubordinated obligations of National Penn and will rank equally in right of payment with all of our other unsecured and unsubordinated indebtedness. The notes will be effectively subordinated to any of our future secured indebtedness to the extent of the value of the assets securing that indebtedness. We have no secured debt outstanding as of the date of this prospectus supplement. However, the indenture governing the notes does not limit the incurrence of additional indebtedness by National Penn, including indebtedness senior to the notes, or by National Penn Bank.

The notes will be obligations of National Penn only, are not obligations of or deposits in National Penn Bank, and are not insured by any government or private agency. Because we are a holding company, our rights and the rights of our creditors, including the holders of the notes, to participate in any distribution of the assets of any of our subsidiaries, including National Penn Bank (either as a shareholder or as a creditor), upon a liquidation, reorganization, or insolvency of any such subsidiary (and the consequent right of the holders of the notes to participate in those assets) will be subject to the claims of the creditors of such subsidiary (including depositors in National Penn Bank). To the extent we are a creditor of any subsidiary, including National Penn Bank, our claims would be subject to any prior security interest in the assets of such subsidiary and any indebtedness of that subsidiary senior to any claim of ours.

The notes are also effectively subordinated to all of the liabilities of National Penn Bank and our other subsidiaries, to the extent of their assets, since they are separate and distinct legal entities with no obligation to pay any amounts due under our indebtedness, including the notes, or to make any funds available to make payments on the notes, whether by paying dividends or otherwise.

There are limited covenants in the indenture.

In addition to our currently outstanding indebtedness and any additional indebtedness we may incur pursuant to this offering, neither we nor any of our subsidiaries are restricted from incurring additional debt or other liabilities, including additional senior debt, under the indenture. If we incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected.

Our indebtedness, including the indebtedness we may incur in the future, could have important consequences for the holders of the notes, including:

•	limiting our ability to satisfy our obligations with respect to the notes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;

•	requiring a substantial portion of our cash flow from operations for the payment of principal of, and interest on, our indebtedness and thereby reducing our ability to use our cash flow to fund working capital, capital expenditures and general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry; and

•	putting us at a disadvantage compared to competitors with less indebtedness.

In addition, we are not restricted under the indenture from granting security interests in our assets, except to the extent described under “Description of the Notes—Certain Covenants” in this prospectus supplement, or from paying dividends or issuing or repurchasing securities.

Moreover, the indenture does not require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flow or liquidity and, accordingly, does not protect holders of the notes in the event that we experience material adverse changes in our financial condition or results of operations. You are also not protected under the indenture in the event of a highly leveraged transaction, reorganization, default under our existing indebtedness, restructuring, merger or similar transaction that may adversely affect you, except to the extent described under “Description of the Notes—Certain Covenants” in this prospectus supplement and “Description of Debt Securities—Consolidation, Merger, and Sale of Assets” in the accompanying prospectus. For these reasons you should not consider the covenants as a significant factor in evaluating whether to invest in the notes.

National Penn Bank’s ability to pay dividends or lend funds to us is subject to regulatory limitations which, to the extent we need but are not able to access such funds, may prevent us from making principal and interest payments due on our debt obligations, including our obligations under the notes.

The notes will be exclusively our obligations and not those of our subsidiaries. As a bank holding company, our ability to pay dividends to our stockholders, to engage in share repurchase programs and to pay principal and interest on our debt obligations depends primarily on our receipt of dividends from our direct and indirect subsidiaries. Our bank subsidiary, National Penn Bank, is our primary source of dividends. Dividend payments from National Penn Bank are subject to legal and regulatory limitations, generally based on net profits and retained earnings, imposed by bank regulatory agencies. The ability of National Penn Bank to pay dividends is also subject to profitability, financial condition, regulatory capital requirements, capital expenditures and other cash flow requirements.

In addition to regulatory restrictions on the payment of dividends, National Penn Bank is subject to certain restrictions imposed by federal law on any extensions of credit it makes to its affiliates, which includes us, and on investments in stock or other securities of its affiliates. These restrictions prevent affiliates of National Penn Bank, including us, from borrowing from National Penn Bank, unless various types of collateral secure the loans. Federal law limits the aggregate amount of loans to and investments in any single affiliate to 10% of National Penn Bank’s capital stock and surplus and also limits the aggregate amount of loans to and investments in all affiliates to 20% of National Penn Bank’s capital stock and surplus.

As of June 30, 2014, National Penn Bank had the ability to pay dividends to us without prior regulatory approval. However, there is no assurance that National Penn Bank, and/or our other subsidiaries, will be able to pay dividends in the future. If we do not receive sufficient cash dividends or are unable to borrow from National Penn Bank, then we may not have sufficient funds to service our debt obligations, including our obligations under the notes.

The notes will not be insured or guaranteed by the Federal Deposit Insurance Corporation.

The notes are not savings accounts, deposits or other obligations of any bank or any of our bank or non-bank subsidiaries and will not be insured or guaranteed by the Federal Deposit Insurance Corporation, or any other governmental agency or instrumentality.

There is no established trading market for the notes which could make it more difficult for you to sell your notes and could adversely affect their price.

The notes constitute a new issue of securities for which no established trading market exists. Consequently, it may be more difficult for you to sell your notes. If the notes are traded after their initial issuance, they may trade at a discount, depending upon:

•	our financial condition;

•	prevailing interest rates;

•	the market for similar securities; and

•	other factors beyond our control, including general economic conditions.

We do not intend to apply for a listing or quotation of the notes on any securities exchange. We cannot assure you of the development or liquidity of any trading market for the notes following the offering.

The price at which you will be able to sell your notes prior to maturity will depend on a number of factors and may be substantially less than the amount you originally invest.

We believe that the value of the notes in any secondary market will be affected by the supply and demand of the notes, the interest rate, the ranking and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following factors may have an impact on the market value of the notes.

United States interest rates. We expect that the market value of the notes will be affected by changes in United States interest rates. In general, if United States interest rates increase, the market value of the notes may decrease.

Our credit rating, financial condition and results. Actual or anticipated changes in our credit ratings or financial condition may affect the market value of the notes.

General economic conditions. General economic conditions may affect the market value of the notes.

The market for similar securities. The market for similar securities may affect the market value of the notes.

The impact of one of the factors above, such as the increase in United States interest rates, may offset some of all of any change in the market value of the notes attributable to another factor, such as an improvement in our credit rating.

Our credit ratings may not reflect all risks of an investment in the notes.

Our credit ratings are an assessment of our ability to pay our obligations as they become due. Consequently, real or anticipated changes in our credit ratings will generally affect the trading value of the notes. Our credit ratings, however, may not reflect the potential risks related to the market or other factors on the value of the notes. Furthermore, because your return on the notes depends upon factors in addition to our ability to pay our obligations, an improvement in our credit ratings will not reduce the other investment risks related to the notes. A credit rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by the rating agency at any time.

Risks Related to the Pending Acquisition of TF Financial

The merger of TF Financial with and into National Penn will not be completed unless important conditions are satisfied.

Specified conditions set forth in the merger agreement must be satisfied or waived to complete the merger. If the conditions are not satisfied or waived, to the extent permitted by law, the merger will not occur or will be delayed and we may lose some or all of the intended benefits of the merger. The following conditions, in addition to other closing conditions set forth in the merger agreement, must be satisfied or waived, before we and TF Financial are obligated to complete the merger:

•	the merger agreement must be duly approved by the requisite vote of TF Financial’s shareholders;

•	all required governmental approvals have been be obtained, all waiting periods required by law or imposed by any governmental authority have expired and no approval contains any condition or requirement which could so adversely affect the contemplated benefits from the merger that, if the condition or requirement had been known, the party would not have entered into the merger agreement;

•	no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the registration statement filed with respect to the shares of our common stock to be issued in the merger, which registration statement was declared effective by the SEC on August 4, 2014;

•	the shares of our common stock to be issued in the merger must have been approved for listing on NASDAQ;

•	the representations and warranties of the parties must be true and correct, and the parties must have performed all of their respective obligations under the merger agreement, in each case in all material respects; and

•	there shall not have been a material adverse change in the business, operations, assets, liabilities or financial condition of the parties.

In addition, the merger agreement may be terminated in certain circumstances including if the merger is not consummated on or before March 31, 2015. We cannot assure you that all of the conditions precedent in the merger agreement will be satisfied, or to the extent legally permissible, waived, or that the acquisition of TF Financial will be completed.

National Penn may fail to realize the anticipated benefits of the merger.

The success of the merger will depend on, among other things, National Penn’s ability to realize anticipated cost savings and to combine the businesses of National Penn and TF Financial without materially disrupting the existing customer relationships of National Penn and TF Financial and suffering decreased revenues as a result of the loss of those customers. If National Penn is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

National Penn and TF Financial have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration of TF Financial into National Penn could result in the loss of key employees, the disruption of National Penn’s or TF Financial’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect National Penn’s and TF Financial’s ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger.

USE OF PROCEEDS

We expect to receive net proceeds from the offering of approximately $        , after deducting underwriting discounts and commissions and estimated expenses payable by us. We expect to use the net proceeds from the sale of the notes for general corporate purposes, which may include, without limitation:

•	refinancing, reduction or repayment of debt;

•	investments in National Penn Bank as regulatory capital and in our other subsidiaries;

•	financing of possible acquisitions, including payment of the cash consideration of our pending merger with TF Financial;

•	repurchases of our capital stock;

•	expansion of our business; and

•	investments at the holding company level.

The precise amounts and timing of our use of the net proceeds will depend upon our and our subsidiaries’ funding requirements and the availability of other funds. In particular, while we may use a portion of the proceeds from this offering to finance the cash consideration of the merger with TF Financial, the completion of this offering is not a condition to the closing of the merger, and we have sufficient cash on hand to complete the merger without the proceeds of this offering. Accordingly, we may use the proceeds of this offering for other general corporate purposes regardless of the consummation of the merger with TF Financial.

Pending our use of the net proceeds from this offering as described above, we expect to invest the proceeds temporarily in short-term investments.

CAPITALIZATION

The following table sets forth our consolidated capitalization at June 30, 2014:

•	on an actual basis; and

•	as adjusted to give effect to the sale of $ aggregate principal amount of the notes offered hereby.

You should read this table in conjunction with the more detailed information, including our consolidated financial statements and related notes, included and incorporated by reference in this prospectus supplement and the accompanying prospectus.

(unaudited, dollars in thousands)	As of June 30, 2014
	Actual	As Adjusted(1)
Long-term debt
% notes offered hereby	$—	$
Subordinated debentures	77,321		77,321

Total long-term debt	77,321

Shareholders’ equity
Common stock, no stated par value (authorized 250,000,000 shares, issued 152,275,098)	1,387,304		1,387,304
Accumulated deficit	(154,909)		(154,909)
Accumulated other comprehensive loss	(474)		(474)
Treasury stock (13,034,780 shares)	(130,513)		(130,513)

Total shareholders’ equity	1,101,408		1,101,408

Total capitalization	$2,417,661	$

(1)	As adjusted amounts do not reflect our pending acquisition of TF Financial.

RATIO OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Our consolidated ratio of earnings to fixed charges and combined fixed charges and preferred stock dividends for each of the periods indicated is set forth in the following table. Amounts set forth below do not reflect the impact of our pending merger with TF Financial.

As described further in the base prospectus, for purposes of computing these ratios:

•	Earnings consist of income before income taxes and the effects of discontinued operations, net of tax plus fixed charges.

•	Fixed charges, excluding interest on deposits, include interest expense (other than interest on deposits) and the estimated portion of rental expenses attributable to interest.

•	Fixed charges, including interest on deposits, include all interest expense and the estimated portion of rental expenses attributable to interest.

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2014	2013	2013	2012	2011	2010	2009(1)
Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	10.06x	1.21x	4.76x	4.38x	3.26x	1.59x	N/A
Including interest on deposits	4.94x	1.09x	2.60x	2.99x	2.24x	1.27x	N/A
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends:
Excluding interest on deposits	10.06x	1.21x	4.76x	4.38x	3.06x	1.31x	N/A
Including interest on deposits	4.94x	1.09x	2.60x	2.99x	2.16x	1.16x	N/A

(1)	Earnings for the year ended December 31, 2009, were inadequate to cover fixed charges. The coverage deficiency was $414 million.

DESCRIPTION OF THE NOTES

The notes offered by this prospectus supplement are a series of “senior debt securities” as defined and described in the accompanying prospectus. The following description of the particular material terms of the notes supplements, and to the extent inconsistent replaces, the description of the general terms and provisions of the senior debt securities and the related indenture contained in the prospectus.

We will issue the notes under an indenture between us and U.S. Bank National Association, as trustee. We have summarized selected provisions of the notes and the indenture below. This summary is not complete and is qualified by reference to provisions of the notes and the indenture. Forms of the notes and the indenture have been or will be filed with the SEC and you may obtain copies as described under “Where You Can Find More Information.”

Capitalized terms used in this section but not defined have the meanings given to those terms in the accompanying prospectus or, if not defined in the prospectus, in the indenture.

General

The notes will constitute a separate series of senior debt securities under the indenture, initially limited to $         aggregate principal amount. We may, without the consent of any of the holders of the notes, create and issue additional senior debt securities so that those additional senior debt securities would form a single series with the notes, provided that if the additional senior debt securities are not fungible with the notes for U.S. federal income tax purposes, the additional senior debt securities will have a separate CUSIP number.

The notes will mature on                     , 2024. The notes will bear interest at the rate of     % per year, accruing from September     , 2014. Interest on the notes will be payable semi-annually in arrears on              and              of each year, commencing                     , 2015, to the persons in whose names the notes are registered at the close of business on the preceding              and             , respectively (whether or not a business day). Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

If any interest payment date or the maturity date of the notes is not a business day in The City of New York, then payment of the principal and interest may be made on the next business day. In that case, no interest will accrue on the amount payable for the period from and after the applicable interest payment date or maturity date, as the case may be.

The notes will be issued only in fully registered form without coupons, in denominations of $1,000 and integral multiples of $1,000. The notes will be issued in book-entry form only and represented by one or more global notes registered in the name of The Depository Trust Company, or DTC, or its nominee. This means that you will not be entitled to receive a certificate for the notes that you purchase except under the limited circumstances described below under “—Book-Entry, Delivery and Form.”

We will maintain an office or agency in the Borough of Manhattan, The City of New York, where notes may be surrendered for payment, registration of transfer or exchange and where notices and demands in respect of the notes and the indenture may be delivered to us. That office or agency will initially be the corporate trust office of the trustee, which is currently located at 100 Wall Street, New York, NY 10005. However, so long as the notes are in book-entry form, you will receive payments and may transfer notes only through the facilities of DTC and its direct and indirect participants. See “—Book-Entry, Delivery and Form.”

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders have rights under the indenture. So long as the notes are in book-entry form, we will make payments on the notes to DTC, or its nominee, as the registered owner of the notes. If notes are issued in definitive certificated form under the limited circumstances described under “—Book-Entry, Delivery and Form,” we will have the option of paying interest by check mailed to the addresses of the persons entitled to payment or by transfer to accounts maintained by the payees with banks located in the United States.

The indenture contains no covenants or restrictions restricting the incurrence of debt by us or by our subsidiaries. The indenture contains no financial covenants and does not restrict us from paying dividends or issuing or repurchasing other securities, and does not contain any provision that would provide protection to the holders of the notes against a sudden and dramatic decline in credit quality resulting from a merger, takeover, recapitalization or similar restructuring or any other event involving us or our subsidiaries that may adversely affect our credit quality, except to the extent described under the heading “—Certain Covenants” below and “Description of Debt Securities—Consolidation, Merger, and Sale of Assets” in the accompanying prospectus.

The notes will not be redeemable by us prior to maturity. The notes will not be subject to, or entitled to the benefits of, a sinking fund or to repurchase by us at the option of the holders. In addition, the notes will not be convertible into, or exchangeable for, any other securities.

The notes will not be savings accounts, deposits or other obligations of any bank or of any of our subsidiaries and will not be insured or guaranteed by the FDIC or any other governmental agency or instrumentality.

We may from time to time purchase the notes in the open market or otherwise.

Ranking

The notes will be senior unsecured indebtedness of National Penn and will rank equally with our other senior unsecured indebtedness and will be effectively subordinate to our secured indebtedness. As of June 30, 2014, we had no outstanding secured debt. As of June 30, 2014, National Penn had a $75 million line of credit, on which we had no outstanding draws, which would rank equally with the notes. Since we are a holding company, our rights and the rights of our creditors, including holders of the notes, to participate in any distribution of the assets of our subsidiaries, upon a subsidiary’s dissolution, winding-up, liquidation or reorganization or otherwise, and thus the ability of a holder of notes to benefit indirectly from such distribution, is subject to the prior claims of creditors of any such subsidiary, including, in the case of National Penn Bank, its depositors, except to the extent that we may be a creditor of such subsidiary and our claims are recognized. Claims on our subsidiaries by creditors other than us may include claims with respect to long-term debt and substantial obligations with respect to deposit liabilities, federal funds purchased, securities sold under repurchase agreements, other short-term borrowings and various other financial obligations.

There are legal limitations on the extent to which some of our subsidiaries may extend credit, pay dividends or otherwise supply funds to, or engage in transactions with, us or some of our other subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due under our contracts or otherwise to make any funds available to us. Accordingly, the notes will be structurally subordinated to all existing and future liabilities of our subsidiaries. At June 30, 2014, our subsidiaries did not have any outstanding indebtedness or other liabilities (excluding deposits in National Penn Bank, intercompany indebtedness, Federal Home Loan Bank borrowings, and customer repurchase agreements). National Penn Bank had $7.3 billion in deposit liabilities, Federal Home Loan Bank borrowings, and customer repurchase agreements at that date.

Certain Covenants

Limitation upon Disposition of Voting Stock of Certain Subsidiaries

We may not sell, assign, pledge, transfer or otherwise dispose of, or permit the issuance of, or permit any direct or indirect majority owned entity of ours to sell, assign, pledge, transfer or otherwise dispose of, any voting stock or any security convertible into or options, warrants or rights to subscribe for or purchase, voting stock of a principal constituent bank of ours or any subsidiary of ours which owns voting stock in a principal constituent bank of ours.

This restriction does not apply to dispositions made by us or any of our subsidiaries:

•	acting in a fiduciary capacity for any person other than us or any of our subsidiaries;

•	to us or any of our wholly-owned subsidiaries;

•	if required by law for the qualification of directors;

•	to comply with an order of a court or regulatory authority;

•	in connection with a merger or consolidation of a principal constituent bank of ours with or into a wholly-owned subsidiary or a majority-owned banking subsidiary of ours or other bank, as long as we own, directly or indirectly, in the entity surviving that merger or consolidation, not less than the percentage of voting stock we owned in our principal constituent bank prior to that transaction;

•	if the sale, assignment, pledge, transfer, issuance or other disposition is for fair market value as determined by our board of directors (or authorized committee of our board of directors), and if after giving effect to that disposition or issuance and any potential dilution, we and our wholly-owned subsidiaries will own directly or indirectly not less than 80% of the voting stock of that principal constituent bank or subsidiary;

•	if a principal constituent bank of ours sells additional shares of voting stock to its stockholders at any price, if, after that sale, we own directly or indirectly not less than the percentage of voting stock of that principal constituent bank we owned prior to that sale; or

•	if we or a subsidiary of ours pledges or creates a lien on the voting stock of a principal constituent bank of ours to secure a loan or other extension of credit by a majority-owned banking subsidiary of ours subject to Section 23A of the Federal Reserve Act.

The term “principal constituent bank” means National Penn Bank or other banking subsidiary that has consolidated assets equal to 35% or more of our consolidated assets. Currently, our only principal constituent bank is National Penn Bank. The term “subsidiary” means a corporation or a partnership or a limited liability company a majority of the outstanding voting stock or partnership or membership interests, as the case may be, of which is owned or controlled, directly or indirectly, by us or by one or more of our other subsidiaries. The term “voting stock” means stock having voting power for the election of directors or trustees, as the case may be, whether at all times or only so long as no senior class of stock has voting power by reason of any contingency.

Limitation upon Liens on Capital Stock of Certain Subsidiaries

Except as provided under “—Limitation Upon Disposition of Voting Stock of Certain Subsidiaries,” we may not at any time, directly or indirectly, create, assume, incur or permit to exist any mortgage, pledge, encumbrance or lien or charge of any kind upon:

•	any shares of capital stock of any principal constituent bank, other than directors’ qualifying shares; or

•	any shares of capital stock of a subsidiary which owns capital stock of any principal constituent bank.

This restriction does not apply to:

•	liens for taxes, assessments or other governmental charges or levies which are not yet due or are payable without penalty or which we are contesting in good faith by appropriate proceedings so long as we have set aside on our books adequate reserves to cover the contested amount; or

•	the lien of any judgment, if that judgment is discharged, or stayed on appeal or otherwise, within 60 days.

Events of Default; Waiver; Notice

Events of Default

The following are events of default under the indenture with respect to the notes:

•	default in the payment of any interest on the notes when due, which continues for 30 days;

•	default in the payment of any principal of or premium on the notes when due;

•	default in the performance of any other obligation or breach of any warranty contained in the indenture for the benefit of the notes, which continues for 60 days after written notice;

•	specified events in bankruptcy, insolvency or reorganization of us; and

•	the occurrence of an event of default under any of our other indebtedness or the indebtedness of any principal constituent bank of ours as a result of which indebtedness of ours or such principal constituent bank in excess of $25.0 million aggregate principal amount, whether such indebtedness now exists or is created or incurred in the future, shall be or become due and payable prior to the date on which the same would otherwise become due and payable and such acceleration has not been annulled or rescinded within 30 days of notice of such acceleration (as used herein, “indebtedness” shall not include any transaction (including an agreement with respect thereto) that is an interest rate swap, interest rate option, equity or equity index swap, equity or equity index option, bond or bond index swap, bond or bond index option, or similar transaction, or any combination thereof, entered into by a principal constituent bank of ours in the ordinary course of its business).

If an event of default with respect to the notes occurs and is continuing, the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding notes may declare the principal thereof, premium, if any, and all accrued and unpaid interest thereon to be due and payable immediately (other than an event of default arising from specified events in bankruptcy, insolvency or reorganization with respect to us, in which case the principal of the notes, premium, if any, and all unpaid interest thereon shall be immediately due and payable without any declaration or other action on the part of the trustee or any holder of the notes). At any time after a declaration of acceleration has been made with respect to the notes, but before a judgment or decree for payment of the money due has been obtained by the trustee, however, the holders of not less than a majority in principal amount of the outstanding notes may rescind and annul the declaration of acceleration and waive any default in respect of those debt securities if:

•	we have deposited with the trustee all required payments due otherwise than by acceleration of the principal of, and premium, if any, and interest on the notes, plus specified fees, expenses, disbursements and advances of the trustee, and

•	all events of default, other than the non-payment of all or a specified portion of the accelerated principal, with respect to notes have been cured or waived as provided in the indenture.

Waiver

The holders of not less than a majority in principal amount of the outstanding notes may waive any past default with respect to that series and its consequences, except a default:

•	in the payment of the principal of, or premium, if any, or interest on the notes as and when the same shall become due and payable by the terms thereof, otherwise than by acceleration (unless such default has been cured as provided in the indenture), or

•	in respect of a covenant or provision that, by the terms of the indenture, cannot be modified or amended without the consent of each affected holder of an outstanding note.

Notice

The trustee will be required to give notice to the holders of the notes within 90 days of a default under the indenture unless the default has been cured or waived; but the trustee may withhold notice of any default, except a default in the payment of the principal of, or premium, if any, or interest on the notes if our board of directors (or authorized committee of our board of directors) or specified responsible officers of the trustee consider the withholding to be in the interest of the holders.

The noteholders may not institute any proceedings, judicial or otherwise, with respect to the indenture or for any remedy under the indenture, except in the case of failure of the applicable trustee, for 60 days, to act after the trustee has received a written request to institute proceedings in respect of an event of default from the holders of not less than 25% in principal amount of the outstanding notes, as well as an offer of indemnity reasonably satisfactory to the trustee, and provided that no direction inconsistent with such written request has been given to the trustee during such 60-day period by the holders of a majority of the outstanding notes. However, a holder of notes is not prohibited from instituting suit for the enforcement of payment of the principal of, and premium, if any, and interest on such holder’s notes at their respective due dates.

Subject to the trustee’s duties in case of default, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of holders of the notes unless the holders offer to the trustee reasonable security or indemnity. Subject to such provisions for the indemnification of the trustee, the holders of not less than a majority in principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power conferred upon the trustee. A trustee may refuse, however, to follow any direction that is in conflict with any law or the indenture that may involve the trustee in personal liability or may be unjustly prejudicial to the holders of notes not joining in the direction.

Within 120 days after the end of each fiscal year, we will be required to deliver to the trustee an officer’s certificate stating whether or not that officer has knowledge of any default under the indenture and, if so, specifying each default and the nature and status of the default.

Discharge; Defeasance and Covenant Defeasance

Discharge

The indenture will be discharged and will cease to be of further effect as to all notes, when:

(1)	either:

(i)	all notes that have been authenticated and delivered, except lost, stolen or destroyed notes that have been replaced or paid and notes for which payment has been deposited in trust and thereafter repaid to us or discharged from such trust, have been delivered to the trustee for cancellation; or

(ii)	all notes that have not been delivered to the trustee for cancellation have become due and payable or will become due and payable within one year and we have irrevocably deposited with the trustee or the paying agent, in trust, for the benefit of the holders of the notes, cash in United States dollars and/or U.S. Government Obligations in such amounts as will be sufficient to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium, if any, and accrued interest, to the date of maturity;

(2)	we have paid all sums payable by us under the indenture with respect to the notes; and

(3)	we have delivered to the trustee a company request with respect to such discharge an officer’s certificate and an opinion of counsel stating that the conditions precedent to the satisfaction and discharge of the notes have been satisfied.

As used in the indenture, “U.S. Government Obligations” means (x) any security which is (i) a direct obligation of the United States of America for the payment of which the full faith and credit of the United States of America is pledged or (ii) an obligation of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case (i) or (ii), is not callable or redeemable at the option of the issuer thereof, and (y) any depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any U.S. Government Obligation which is specified in clause (x) above and held by such bank for the account of the holder of such depositary receipt, or with respect to any specific payment of principal of or interest on any U.S. Government Obligation which is so specified and held, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal or interest evidenced by such depositary receipt.

Defeasance and Covenant Defeasance

Under the indenture, we may elect either:

•	defeasance, which means we will be discharged from any and all obligations with respect to the notes, except for the obligations to register the transfer or exchange of the notes, to replace temporary or mutilated, destroyed, lost or stolen notes, to maintain an office or agency in respect of the notes and to hold moneys for payment in trust; or

•	covenant defeasance, which means we will not need to comply with certain restrictive covenants, and the provisions of the indenture will cease to be applicable with respect to an event of default under the notes other than an event of default due to our failure to pay the principal of or interest on the notes when due;

in either case after (but not including) the 90th day after we have made the deposit referred to below, if:

(1)	we have irrevocably deposited with the trustee, in trust, cash in United States dollars and/or U.S. Government Obligations that will provide funds in amount sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and accrued interest on the notes at the time such payments are due in accordance with the terms of the indenture;

(2)	we have delivered to the trustee an opinion of counsel to the effect that holders of the notes will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such defeasance had not occurred, which opinion of counsel must be based upon a ruling of the United States Internal Revenue Service (the “IRS”) to the same effect or a change in applicable federal income tax law or related treasury regulations after the date of the indenture;

(3)	no event which is, or after notice or lapse of time or both would become, an event of default will have occurred and be continuing on the date of such deposit, or insofar as events of default due to certain events of bankruptcy, insolvency or reorganization in respect of us are concerned, at any time on or prior to the 90th day after the date of such deposit;

(4)	such defeasance or covenant defeasance shall not cause the trustee to have a conflicting interest within the meaning of the Trust Indenture Act of 1939, as amended, referred to as the “Trust Indenture Act” (assuming the notes are in default within the meaning of the Trust Indenture Act);

(5)	such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, the indenture or any other agreement or instrument to which we are a party or by which we are bound;

(6)	the defeasance or covenant defeasance does not result in the trust arising from such deposit constituting an “investment company” within the meaning of the Investment Company Act of 1940, as amended, unless such trust shall be registered under such Act or exempt from registration thereunder; and

(7)	we shall have delivered to the trustee an officer’s certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the defeasance or covenant defeasance have been complied with.

If we exercise our covenant defeasance option to omit compliance with certain provisions of the indenture, and the notes are declared due and payable because of the occurrence of an event of default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the trustee may not be sufficient to pay amounts due on the notes at the time of acceleration resulting from such event of default. In such event, we will remain liable for such payments.

Modification of the Indenture

Except as set forth below, modification and amendment of the indenture as applicable to the notes may be made only with the consent of the holders of not less than a majority in principal amount of the notes then outstanding voting as a single class.

No modification or amendment of the indenture as applicable to the notes may, without the consent of each holder affected thereby, do any of the following (with respect to any notes held by a nonconsenting holder):

•	change the stated maturity of the principal of, or the date fixed for payment of interest on, any note;

•	reduce the principal amount of any note or reduce the rate of interest on any note;

•	change the place or currency of payment of principal, premium, if any, or interest on any note;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any note on or after the date of stated maturity thereof;

•	reduce the percentage in principal amount of outstanding notes the consent of whose holders is required for modification or amendment of the indenture;

•	reduce the percentage in principal amount of outstanding notes necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults;

•	modify such provisions with respect to modification and waiver; or

•	modify the provisions of the indenture with respect to the subordination of the notes in a manner adverse to the holder thereof.

We and the trustee may modify or amend the indenture as applicable to the notes, without the consent of any holder of the notes, for any of the following purposes:

•	to cure any ambiguity, defect or inconsistency;

•	to provide for uncertificated notes in addition to or in place of definitive notes;

•	to provide for the assumption of our obligations by a successor in accordance with the covenant described in “Description of Debt Securities—Consolidation, Merger, and Sale of Assets” in the accompanying prospectus;

•	to conform the text of the indenture or the notes to any provision of the “Description of the Notes” section in this prospectus supplement;

•	to supplement any of the provisions of the indenture to such extent as shall be necessary to permit or facilitate the defeasance and discharge of any note as described above under “—Discharge; Defeasance and Covenant Defeasance;”

•	to make any change that would provide any additional rights or benefits to the holders of the notes;

•	to evidence or provide for the acceptance of appointment by a successor trustee or for administration of the indenture by more than one trustee;

•	to make any change that is not inconsistent with the indenture and does not adversely affect the legal rights thereunder of any holder of a note; or

•	to comply with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

Subject to the requirements for the holders to waive a default and to pursue a remedy with respect to the indenture or the notes and the rights of any holder of a note to receive payment of principal of, premium, if any, on and interest on such note, holders of a majority in aggregate principal amount of the notes voting as a single class may waive compliance in a particular instance by us with any provision of the indenture or the note, except as otherwise stated above.

Outstanding Notes; Determinations of Holders’ Actions

Notes outstanding at any time are the notes authenticated by the trustee except for those cancelled by it, those mutilated, destroyed, lost or stolen that have been replaced by the trustee, those delivered to the trustee for cancellation and those described below as not outstanding. A note does not cease to be outstanding because we or an affiliate of us holds the note; provided, that in determining whether the holders of the requisite principal amount of notes have given or concurred in any request, demand, authorization, direction, notice, consent, amendment or waiver, notes owned by us or an affiliate of ours will be disregarded and deemed not to be outstanding.

Limitation on Individual Liability

No director, officer, employee, incorporator or stockholder of us, as such, will have any liability for any obligations of us under the notes or the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of a note, by accepting a note waives and releases such liability. The waiver and release are part of the consideration for the issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws.

Trustee

U.S. Bank National Association will act as trustee for the notes under the indenture, as permitted by the terms thereof. At all times, the trustee must be organized and doing business under the laws of the United States or any state thereof, and must comply with the applicable requirements under the Trust Indenture Act. The trustee may resign at any time by giving us written notice and may be removed as trustee with respect to the notes:

•	by notification in writing by the holders of a majority in aggregate principal amount of the outstanding notes; or

•	by us or any holder who has been a bona fide holder for at least six months if it (i) has or acquires a conflicting interest within the meaning of the Trust Indenture Act or fails to comply with the obligations imposed upon it under the Trust Indenture Act; (ii) is not organized and doing business under the laws of the United States or any state thereof; (iii) becomes incapable of acting as trustee; or (iv) a court takes certain actions with respect to such trustee relating to bankruptcy or insolvency.

If the trustee resigns or is removed or if a vacancy exists in the office of the trustee for any reason, we will promptly appoint a new trustee. A resignation or removal of the trustee will become effective only upon the successor trustee’s acceptance of appointment in writing. We will mail a notice of its succession to holders of the notes.

If the trustee acquires any conflicting interest, as defined in the Trust Indenture Act, with respect to the notes, within 90 days after the trustee has or acquired a conflicting interest, which has not been cured or waived, the trustee would generally be required by the Trust Indenture Act to eliminate that conflicting interest or resign as trustee with respect to the notes issued under the indenture. If the trustee resigns, we are required to promptly appoint a successor trustee with respect to the affected securities.

U.S. Bank National Association and certain of its affiliates have provided, and may in the future provide, banking, investment and other services to us, and may act as trustee under any of our other indentures. Currently, the trustee is acting as the lender in our $75,000,000 unsecured revolving line of credit, which matures December 21, 2014 (a copy of the loan agreement is attached as Exhibit 4.21 to our Form 10-K filed March 3, 2014). As of June 30, 2014, no borrowings were outstanding under this line of credit.

Notices

Any notices required to be given to the holders of the notes will be given to DTC, and DTC will communicate these notices to DTC participants in accordance with its standard procedures.

Governing Law

The indenture and the notes are governed by, and will be construed in accordance with, the laws of the State of New York. The indenture will be subject to the provisions of the Trust Indenture Act that are required to be part of the indenture and shall, to the extent applicable, be governed by such provisions.

Book-Entry, Delivery and Form

The notes will be issued in book-entry form and represented by one or more permanent global notes. The depositary for the global notes will be DTC. The global notes will be deposited with, or on behalf of, DTC and registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. Unless and until it is exchanged for individual certificates evidencing notes under the limited circumstances described below, a global note may not be transferred except as a whole by DTC to its nominee or by a nominee to DTC or another nominee of DTC, or by DTC or its nominee to a successor to DTC or to a nominee of a successor to DTC.

DTC has advised us that it is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among its participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. “Direct participants” in DTC include securities brokers and dealers, including the underwriters, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly (“indirect participants”). The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

Purchases of notes within the DTC system must be made by or through direct participants, which will receive a credit for those notes on DTC’s records. The ownership interest of the actual purchaser of a note (the “beneficial owner”) is in turn recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchases. However, beneficial owners are expected to receive written confirmations providing details of their transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the global notes, except under the limited circumstances described below.

To facilitate subsequent transfers, all notes deposited with DTC will be registered in the name of DTC’s partnership nominee, Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. The deposit of notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee will not change the beneficial ownership of the notes. DTC has no knowledge of the actual beneficial owners of the notes. DTC’s records reflect only the identity of the direct participants to whose accounts the notes are credited, which may or may not be the beneficial owners. The direct or indirect participants are responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any legal requirements in effect from time to time.

In any case where a vote may be required with respect to the notes, neither DTC nor Cede & Co. (nor such other DTC nominee) will give consents for or vote the notes. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns the consenting or voting rights of Cede & Co. to those direct participants to whose accounts the notes are credited on the record date (identified in a listing attached to the omnibus proxy).

Principal and interest payments on the notes will be made by us to Cede & Co., as nominee of DTC, or such other nominee as may be requested by an authorized representative of DTC, in immediately available funds. DTC has advised us that its practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information, on the relevant payment date. Payments by direct and indirect participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in “street name.” Those payments will be the responsibility of participants and not of DTC, any agents, or us, subject to any statutory or regulatory requirements in effect. Payment of principal and interest to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC, is our responsibility or the responsibility of our agents, disbursement of payments to direct participants is the responsibility of DTC, and disbursement of payments to the beneficial owners is the responsibility of direct participants and indirect participants.

Except under the limited circumstances described below, purchasers of notes in this offering will not be entitled to have notes registered in their names and will not receive physical delivery of notes. Accordingly, each beneficial owner must rely on the procedures of DTC and its participants to exercise any rights under the notes and the indenture.

The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer or pledge beneficial interests in notes.

A beneficial owner must give notice to elect to have its notes purchased or tendered, through its participant, to the paying agent, and must effect delivery of such notes by causing the direct participant to transfer the participant’s interest in the notes, on DTC’s records, to the paying agent. The requirement for physical delivery of notes in connection with a demand for purchase or a mandatory purchase will be deemed satisfied when the ownership rights in the notes are transferred by direct participants on DTC’s records.

DTC may discontinue providing its services as securities depositary with respect to the notes at any time by giving reasonable notice to us or to our agents.

Neither we nor the trustee will have any responsibility for the performance by DTC or its direct participants or indirect participants under the rules and procedures governing DTC.

As noted above, beneficial owners of notes generally will not receive certificates representing their ownership interests in the global notes. However, if:

•	DTC notifies us that it is unwilling or unable to continue as a depositary for the global notes, or if DTC ceases to be a clearing agency registered under the Exchange Act if so required by applicable law or regulation, and a successor is not appointed within 90 days of the notification to us or of our becoming aware of DTC’s ceasing to be so registered, as the case may be,

•	we determine, in our sole discretion and subject to the procedures of DTC, not to have the notes represented by one or more global notes, or

•	an event of default under the indenture has occurred and is continuing with respect to the notes,

we will prepare and deliver certificates for the notes in exchange for beneficial interests in the global notes.

Any beneficial interest in a global note that is exchangeable under the circumstances described in the preceding sentence will be exchangeable for notes in definitive certificated form in authorized denominations registered in the names that DTC directs. It is expected that these directions will be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the global notes.

We obtained the information in this section and elsewhere in this prospectus supplement concerning DTC and DTC’s book-entry system from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes. This discussion is based upon the United States Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis.

The discussion generally applies only to beneficial owners that purchase notes in the initial offering at their original issue price (i.e., the first price at which a substantial amount of the notes is sold to purchasers other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) for cash and hold the notes as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). The discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or the U.S. federal income tax consequences applicable to special classes of taxpayers such as banks and certain other financial institutions, insurance companies, tax-exempt organizations, holders of notes that are pass-through entities or the investors in such pass-through entities, dealers in securities or foreign currency, regulated investment companies, real estate investment trusts, U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar, traders in securities that elect a mark-to-market method of accounting, investors liable for the alternative minimum tax, controlled foreign corporations, passive foreign investment companies, U.S. expatriates, and persons holding notes as part of a hedge, straddle, constructive sale, conversion transaction or other integrated transaction or risk reduction transaction. The discussion does not address the tax consequences of the ownership and disposition of the notes arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, and does not address any non-income tax considerations or any foreign, state or local tax consequences. We have not sought, and will not seek, any ruling from the IRS with respect to the statements made and the conclusions reached in this summary, and we cannot assure you that the IRS will agree with such statements and conclusions.

As used herein, a “U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes (a) an individual who is a citizen or resident of the United States, (b) a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state within the United States, or the District of Columbia, (c) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of source, or (d) a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust validly elected to be treated as a U.S. person under applicable Treasury regulations. A Non-U.S. Holder is a beneficial owner of notes, other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, that is not a U.S. Holder.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes owns any of the notes, the tax treatment of a partner of such partnership will generally depend upon the status of the partner and the activities of the partnership. Holders of notes that are partnerships or partners in such partnerships should consult their own tax advisors.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE PURCHASERS OF THE NOTES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX AND OTHER FEDERAL TAX CONSEQUENCES TO THEM OF PURCHASING, OWNING AND DISPOSING OF THE NOTES, AS WELL AS THE APPLICATION OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

U.S. Holders

Payments of Interest

Payments of stated interest on a note will generally be taxable to U.S. Holders as ordinary interest income at the time such interest payments are accrued or received, depending on the holder’s regular method of accounting for U.S. federal income tax purposes. It is anticipated, and this discussion assumes, that the issue price of the notes will be equal to the stated principal amount or if the issue price is less than the stated principal amount, the difference will be a de minimis amount (as set forth in the applicable Treasury regulations).

Sale, Exchange or Redemption of the Notes

Upon the sale, exchange, redemption or other taxable disposition of a note, a U.S. Holder generally will recognize gain or loss equal to the difference, if any, between the sum of all cash plus the fair market value of all other property received on such disposition (other than amounts properly attributable to accrued and unpaid interest, which, to the extent not previously included in income, will be treated as ordinary interest income), and such holder’s tax basis in the note. A U.S. Holder’s tax basis in the note will generally equal the amount such holder paid for the note. Any gain or loss recognized on the disposition of a note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of the disposition, the U.S. Holder held the note for a period of more than one year. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, will generally be subject to a reduced tax rate. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

In general, a U.S. Holder will be subject to U.S. federal backup withholding on payments on the notes and the proceeds of a sale or other disposition of the notes if such holder fails to provide its correct taxpayer identification number to the applicable withholding agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner. U.S. Holders should consult their own tax advisors regarding their qualification for an exemption from backup withholding, and the procedures for establishing such exemption, if applicable.

In addition, information reporting generally will apply to certain payments of interest on the notes and to the proceeds of the sale or other disposition (including a retirement or a redemption) of a note paid to a U.S. Holder unless such holder is an exempt recipient.

Non-U.S. Holders

Payments of Interest

Subject to the discussion below regarding effectively connected income and backup withholding, payments of interest on the notes to a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax, provided that:

•	the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	the Non-U.S. Holder is not a “controlled foreign corporation” with respect to which we are a “related person” within the meaning of the Code; and

•	the Non-U.S. Holder is not a bank receiving the interest pursuant to a loan agreement entered into in the ordinary course of its trade or business.

In addition, for this exemption from U.S. federal withholding tax to apply, a Non-U.S. Holder must provide the applicable withholding agent with a properly completed and executed Form W-8BEN, or other appropriate documentation, as provided for in Treasury regulations, certifying that it is not a U.S. person. If the Non-U.S. Holder holds the notes through a financial institution or other agent acting on its behalf, such holder will be required to provide appropriate documentation to the agent. Such holder’s agent will then be required to provide such documentation to the applicable withholding agent.

A Non-U.S. Holder may also be entitled to the benefits of an income tax treaty under which interest on the notes is exempt from or subject to a reduced rate of U.S. federal withholding tax, provided that a properly completed and executed Form W-8BEN claiming the exemption from or reduction in withholding is furnished to the applicable withholding agent and any other applicable procedures are complied with.

Sale, Exchange or Redemption of the Notes

Generally, any gain realized on the sale, exchange, redemption or other taxable disposition of a note (other than amounts properly attributable to accrued and unpaid interest, to the extent not previously included in income, which generally will be treated as described under “—Non-U.S. Holders—Payments of Interest” or “—Non-U.S. Holders—Effectively Connected Income”) will be exempt from U.S. federal income and withholding tax, unless:

•	the gain is effectively connected with the conduct of a trade or business within the United States, and, if required by an applicable income tax treaty, is attributable to a permanent establishment (or, in the case of an individual, a fixed base) maintained by the Non-U.S. Holder in the United States; or

•	if the Non-U.S. Holder is an individual, such Non-U.S. Holder is present in the United States for a period of 183 days or more during the taxable year of the disposition and certain other conditions are met.

See the discussion below under “—Non-U.S. Holders—Effectively Connected Income” if the gain derived from the disposition is described in the first bullet point above. If the Non-U.S. Holder is an individual described in the second bullet point above, the Non-U.S. Holder will be subject to U.S. federal income tax on the gain derived from the disposition at a 30% rate (or such lower rate as may be prescribed under an applicable income tax treaty), which gain may be offset by U.S.-source capital losses.

Effectively Connected Income

If interest or gain recognized on a note is effectively connected with the conduct of a trade or business within the United States, and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment (or, in the case of an individual, a fixed base) maintained by the Non-U.S. Holder in the United States, then such interest or gain will be exempt from the U.S. federal withholding tax discussed above if the Non-U.S. Holder provides the applicable withholding agent with a properly completed and executed Form W-8ECI, but such interest or gain generally will be subject to U.S. federal income tax on a net basis at regular U.S. federal income tax rates. In addition to regular U.S. federal income tax, a Non-U.S. Holder that is a corporation may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits, as adjusted for certain items, unless such holder qualifies for a lower rate under an applicable income tax treaty.

Backup Withholding and Information Reporting

Payments of interest, and proceeds of a sale or other disposition of the notes, to a Non-U.S. Holder may be subject to annual information reporting and U.S. federal backup withholding on payments unless such Non-U.S. Holder provides the certification described above under either “—Non-U.S. Holders—Payments of Interest” or “—Non-U.S. Holders—Effectively Connected Income” or otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax and may be refunded or allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability (if any), provided that the required information is furnished to the IRS in a timely manner. In addition, the applicable withholding agent generally will be required to file information returns with the IRS reporting interest payments on the notes. Copies of the information returns may also be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

FATCA

Chapter 4 of the Internal Revenue Code, or “FATCA,” generally applies to payments made after June 30, 2014 (in the case of interest payments) and December 31, 2016 (in the case of disposition proceeds), with respect to debt issued by a U.S. person. These new withholding rules generally are only effective for notes issued on or after July 1, 2014. Under the current rules, we or our paying agent (in its capacity as such) would be required to deduct and withhold a tax equal to 30% of any payments made on our obligations to a foreign financial institution or non-financial foreign entity (including, in some cases, when such foreign institution or entity is acting as an intermediary), and any person having the control, receipt, custody, disposal, or payment of any gross proceeds of a sale or other disposition of our obligations would be required to deduct and withhold a tax equal to 30% of any such proceeds, unless (i) in the case of a foreign financial institution, such institution entered into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity provided the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity or (iii) the payee was otherwise exempt from, or deemed compliant with, the requirements of FATCA. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. Withholding under FATCA may be applicable even if payments on the notes are otherwise not subject to withholding. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on an investment in the notes.

CERTAIN ERISA CONSIDERATIONS

Each person considering the use of the assets of (i) a pension, profit-sharing or other employee benefit plan that is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) an individual retirement account, Keogh plan or other retirement plan, account or arrangement that is subject to Section 4975 of the Code, or (iii) an entity such as a collective investment fund, partnership, separate account or insurance company general accounts whose underlying assets include the assets of such plans or accounts ((i), (ii) and (iii) collectively, “Plans”), to purchase or hold the notes should consider whether an investment in the notes would be consistent with the documents and instruments governing the plan and with its fiduciary duties, including satisfaction of applicable prudence and diversification requirements, and whether the purchase or holding of the notes would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code. Each person considering the use of the assets of any other plan subject to federal, state, local or non-U.S. laws that are similar to Title I of ERISA or Section 4975 of the Code (“Similar Laws”) should consider whether the purchase or holding of the notes would violate any Similar Laws.

Section 406 of ERISA and Section 4975 of the Code prohibit Plans from engaging in certain transactions involving “Plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the Plan. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA, loss of tax-exempt status and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain plans including those that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code, but may be subject to Similar Laws.

The purchase or holding of the notes by or on behalf of a Plan with respect to which the Company, the underwriters, the trustee or any of their respective affiliates are or become a party in interest or a disqualified person may constitute or result in a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, unless the notes are purchased or held pursuant to and in accordance with an applicable exemption.

Certain prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes. Those class exemptions include PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code may provide a limited exemption for the purchase and sale of the notes and related lending transactions, provided that neither the entity that is the party in interest (i.e., the issuer of the notes, the underwriters or the trustee, as applicable) nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than adequate consideration in connection with the transaction (the so-called “service provider exemption”). There can be no assurance that any of these statutory or class exemptions will be available with respect to transactions involving the notes.

Accordingly, the notes may not be purchased or held by any Plan, any entity whose underlying assets include “Plan assets” by reason of any Plan’s investment in the entity or any person investing “Plan assets” of any Plan, unless (i) such purchase or holding is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service-provider exemption or (ii) there is some other basis on which the purchase and holding of the notes will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

Each purchaser or holder of the notes or any interest therein, and each person making the decision to purchase or hold the notes on behalf of any such purchaser or holder, will be deemed to have represented and warranted in both its individual capacity and its representative capacity (if any), that on each day from the date on which the purchaser or holder acquires its interest in the notes to the date on which the purchaser disposes of its interest in the notes, such purchaser and holder, by its purchase or holding of the notes or any interest therein, (i) is not a Plan and its purchase and holding of the notes is not made on behalf of or with “Plan assets” of any Plan, or (ii) if it is a Plan or its purchase and holding of the notes is made on behalf of or with “Plan assets” of a Plan, then (A) its purchase and holding of the notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code and (B) none of National Penn, the underwriters, the trustee, nor any of their affiliates is acting as a fiduciary (within the meaning of Section 3(21) of ERISA) in connection with the purchase or holding of the notes nor have they provided any advice that has formed or may form a basis for any investment decision concerning the purchase or holding of the notes. Each purchaser and holder of the notes or any interest therein, and each person making the decision to purchase or hold the notes on behalf of any such purchaser or holder, or on behalf of any governmental plan, church plan or foreign plan, will be deemed to have represented and warranted in both its individual capacity and its representative capacity (if any), by its purchase or holding of the notes or any interest therein, that such purchase and holding does not violate any applicable Similar Laws.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the notes on behalf of or with “Plan assets” of any Plan (or on behalf of or with the assets of any plan subject to Similar Law) consult with their counsel regarding the relevant provisions of ERISA, the Code and any Similar Laws and the availability of exemptive relief under any of the PTCEs listed above, the service provider exemption or other applicable exemption or basis on which the acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA, Section 4975 of the Code or a violation of any applicable Similar Laws.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase, holding and subsequent disposition of the notes does not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any applicable Similar Laws. The sale of any notes to any Plan (or plan subject to Similar Laws) is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plans (or plans subject to Similar Laws) generally or any particular Plan (or plan subject to Similar Laws), or that such an investment is appropriate for Plans (or plans subject to Similar Laws) generally or any particular Plan (or plan subject to Similar Laws).

UNDERWRITING

We have entered into an underwriting agreement with Sandler O’Neill & Partners, L.P. and Credit Suisse Securities (USA) LLC, as representative of the underwriters named below, with respect to the notes being offered pursuant to this prospectus supplement. Subject to certain conditions, each underwriter has agreed, severally but not jointly, to purchase the aggregate principal amount of notes in this offering set forth next to its name in the following table:

Underwriters	Amount of Securities
Sandler O’Neill & Partners, L.P.	$
Credit Suisse Securities (USA) LLC

Total	$

The underwriting agreement provides that the obligations of the underwriters to purchase the notes offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the notes offered by this prospectus supplement, other than those covered by overallotment transactions described below, if any of these notes are purchased.

Notes sold by the underwriters to the public will be offered at the public offering price set forth on the cover of this prospectus supplement, plus accrued interest, if any, from September     , 2014, to the date of delivery of the notes, and to certain dealers at a concession not to exceed     % of the principal amount of the notes. The underwriters may allow, and dealers may reallow, a concession not to exceed     % of the principal amount of the notes on sales to other dealers. If all the notes are not sold at the public offering price, the underwriters may change the offering price and the other selling terms. The offering of the notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The representative of the underwriters has advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

Discounts, Commissions and Expenses

The following table shows the per note and total underwriting discounts and commissions we will pay the underwriters:

Per note		%
Total	$

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $     which expenses are payable by us.

Indemnification

We have agreed to indemnify the underwriters, and persons who control the underwriters, against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments the underwriters may be required to make in respect of these liabilities.

No Public Trading Market

There is currently no public trading market for the notes. In addition, we have not applied and do not intend to apply to list the notes on any securities exchange or to have the notes quoted on an automated dealer quotation system. The underwriters have advised us that they intend to make a market in the notes. However, they are not obligated to do so and may discontinue any market-making in the notes at any time in their sole discretion and without prior notice. Therefore, we cannot assure you that a liquid trading market for the notes will develop, that you will be able to sell your notes at a particular time, or that the price you receive when you sell will be favorable.

Stabilization

In connection with this offering of the notes, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions. Overallotment involves sales in excess of the offering size, which create a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representative has repurchased notes sold by or for the account of such underwriter in stabilizing or syndicate covering transactions. Stabilizing transactions and syndicate covering transactions, and together with the imposition of a penalty bid, may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

Electronic Distribution

This prospectus supplement and the accompanying prospectus may be made available in electronic format on websites or through other online services maintained by one or more of the underwriters or by their affiliates.

Other than the prospectus supplement and the accompanying prospectus in electronic format, information on such websites and any information contained in any other website maintained by the underwriters or any of their affiliates is not part of this prospectus supplement or our registration statement of which the related prospectus forms a part, has not been approved or endorsed by us or the underwriters in their capacities as underwriters and should not be relied on by investors.

Our Relationships with the Underwriters

The underwriters and their affiliates have engaged, and may in the future engage, in investment banking transactions and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Sandler O’Neill + Partners, L.P. has advised us in connection with the pending merger with TF Financial.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Other Matters

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the notes offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The notes offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement, the accompanying prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. We and the underwriters require that the persons into whose possession this prospectus supplement comes inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

LEGAL MATTERS

The validity of the notes offered hereby will be passed upon for us by Reed Smith LLP, Philadelphia, Pennsylvania and New York, New York, and certain legal matters in connection with the notes will be passed upon for the underwriters by Kilpatrick Townsend  & Stockton LLP.

EXPERTS

The consolidated financial statements of National Penn Bancshares, Inc. and subsidiaries as of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2013, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

COMMON STOCK

PREFERRED STOCK

DEBT SECURITIES

DEPOSITARY SHARES

SECURITIES WARRANTS

PURCHASE CONTRACTS

SECURITIES UNITS

We may offer from time to time common stock, preferred stock, debt securities, depositary shares, securities warrants, purchase contracts, or securities units. This prospectus provides a general description of these securities. Specific terms of these securities will be provided in supplements to and/or free writing prospectuses accompanying this prospectus. You should read this prospectus and any supplement and/or free writing prospectus accompanying this prospectus carefully before you invest.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “NPBC.”

Investment in any securities offered by this prospectus involves risk. See “Risk Factors” on page 1 of this prospectus and the risk factors disclosed in our periodic reports filed from time to time with the Securities and Exchange Commission and in the applicable prospectus supplement or free writing prospectus accompanying this prospectus.

The securities offered hereby are not savings accounts, deposits or other obligations of a bank or depository institution and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. Investment in these securities involves investment risk, including the possible loss of principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 10, 2012.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. Under this shelf registration process, we or any selling security holder may sell any combination of securities from time to time in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we or parties acting on our behalf will provide a prospectus supplement and/or free writing prospectus that will contain specific information about the terms of that offering and the securities being sold in that offering. The applicable prospectus supplement or free writing prospectus may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement and any free writing prospectus prepared by us or on our behalf, together with additional information described below under the heading “Where You Can Find More Information”.

The registration statement references exhibits and other information that is not contained in this prospectus. In particular, the registration statement includes as exhibits forms of our senior indenture and subordinated indenture, forms of our senior debt security and subordinated debt security. We will file a form of underwriting agreement, preferred stock certificate, deposit agreement, depositary share, warrant agreement, purchase contract agreement, and unit agreement by means of a post-effective amendment to this registration statement or under cover of a Current Report on Form 8-K in connection with any issuance of such securities. Any statements in this prospectus, in any accompanying prospectus supplement or in any free writing prospectus concerning the provisions of any document are intended to be summaries. In each instance, reference is made to the copy of that document filed or incorporated or deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus is a part or otherwise filed with the SEC. Each statement concerning the provisions of any document is qualified in its entirety by reference to the document so filed. If you want a complete description of the content of the documents, you should obtain the documents by following the procedures described below under the heading “Where You Can Find More Information”.

You should rely only on the information contained in or incorporated by reference in this prospectus and in any accompanying prospectus supplement or any free writing prospectus filed by us with the SEC and any information about the terms of securities offered conveyed to you by us, our underwriters or our agents. We have not authorized anyone to provide you with any information that is different or to make any different or additional representations. We are not making any offer to sell these or any securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus, in any accompanying prospectus supplement or in any free writing prospectus prepared by us or on our behalf is accurate as of any date other than the date on the front of each such document.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “National Penn,” “the Company,” “we,” “us,” “our” or similar references mean National Penn Bancshares, Inc. and its subsidiaries.

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THE COMPANY

National Penn Bancshares, Inc. is a Pennsylvania business corporation and a registered bank holding company. National Penn operates as an independent community banking company that offers a diversified range of financial products principally through its bank subsidiary, National Penn Bank, as well as an array of investment, insurance and employee benefit services through its non-bank subsidiaries. National Penn’s financial services affiliates consist of National Penn Wealth Management, N.A., including its National Penn Investors Trust Company division; National Penn Capital Advisors, Inc.; Institutional Advisors, LLC; National Penn Insurance Services Group, Inc., including its Higgins Insurance division; and Caruso Benefits Group, Inc.

The Company’s business is primarily accepting deposits from customers through its retail branch offices, and investing those deposits, together with funds generated from operations and borrowings, in loans, including commercial business loans, commercial real estate loans, residential mortgages, home equity loans, other consumer loans, and investment securities. The Company’s strategic plan provides for it to operate within growth markets focusing on diversification of revenue sources and increased market penetration in growing geographic areas.

At March 31, 2012, National Penn operated 121 retail branch offices. It has 120 retail branch offices in Pennsylvania and one retail branch office in Maryland through National Penn Bank and its KNBT and Nittany Bank divisions.

The Company’s corporate office is located at Philadelphia and Reading Avenues, Boyertown, Pennsylvania 19512, and its telephone number is 1-800-822-3321.

RISK FACTORS

Investing in any securities offered pursuant to this prospectus involves risk. Our business, operating results and cash flows can be impacted by a number of factors, any one of which could cause our actual results to vary materially from recent results or from our anticipated future results. You should carefully consider the risks, uncertainties and assumptions described in this prospectus, as well as other information we include or incorporate by reference in this prospectus, any applicable prospectus supplement accompanying this prospectus and related free writing prospectus, including those described in our most recent Annual Report on Form 10-K, and our subsequent Quarterly Reports on Form 10-Q. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated herein by reference, contain various forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These forward-looking statements often can be, but are not always, identified by the use of words such as “assume,” “expect,” “intend,” “plan,” “project,” “believe,” “estimate,” “predict,” “anticipate,” “may,” “might,” “should,” “could,” “goal,” “potential” and similar expressions. We base these forward-looking statements on our current expectations and projections about future events, our assumptions regarding these events and our knowledge of facts at the time the statements are made. These forward-looking statements are subject to various risks and uncertainties that may be outside our control, and our actual results could differ materially from our projected results. Please see our most recent Annual Report on Form 10-K and our subsequent Quarterly Reports on Form 10-Q and the other information contained or incorporated by reference in this prospectus for a further discussion of these and other risks and uncertainties applicable to our business. We are not able to predict all the factors that may affect future results. Forward-looking statements speak only as of the date of this prospectus or the date of the document incorporated by reference. Except as required by applicable laws or regulations, we do not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, the net proceeds from the sale of the securities by the Company will be used for general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES

AND TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our historical ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated:

	Three Months Ended March 31,		Fiscal Years Ended December 31,
	2012	2011	2011	2010	2009		2008	2007
Ratio of earnings to fixed charges:
excluding interest on deposits	4.08	2.72	3.26	1.59	N/A	(1)	1.30	2.40
including interest on deposits	2.85	1.90	2.24	1.27	N/A	(1)	1.10	1.44
Ratio of earnings to fixed charges and preferred stock dividends:
excluding interest on deposits	4.08	2.18	3.06	1.31	N/A	(1)	1.30	2.40
including interest on deposits	2.85	1.68	2.16	1.16	N/A	(1)	1.10	1.44

(1)	Earnings for the year ended December 31, 2009 were inadequate to cover fixed charges. The coverage deficiency was $414 million.

The ratio of earnings to fixed charges is calculated as follows:

        (income before income taxes and effects of discontinued operations, net of tax) + (fixed charges)

(fixed charges)

The ratio of earnings to fixed charges and preferred stock dividends is calculated as follows:

        (income before income taxes and effects of discontinued operations, net of tax) + (fixed charges)

(fixed charges) + (pretax earnings required to cover preferred stock dividends)

Pretax earnings required to cover preferred stock dividends are calculated as follows:

        preferred stock dividends

1 – (our effective income tax rate)

Fixed charges, excluding interest on deposits, consist of:

•	interest on short-term borrowings,

•	interest on long-term debt, and

•	one-third of net rental expense, which we believe is representative of the interest factor.

Fixed charges, including interest on deposits, consist of all of the items listed immediately above plus interest on deposits.

For additional information regarding the calculation of the ratio of earnings to fixed charges and preferred stock dividend requirements, please see Exhibit 12.1 to the registration statement of which this prospectus is a part.

DESCRIPTION OF CAPITAL STOCK

This section describes the general terms of our common and preferred stock. A prospectus supplement and/or free writing prospectus may provide information that is different from this prospectus. If the information in the prospectus supplement and/or free writing prospectus with respect to our capital stock being offered differs from this prospectus, you should rely on the information in the prospectus supplement and/or free writing prospectus. A copy of our amended articles of incorporation has been incorporated by reference from our filings with the SEC as an exhibit to the registration statement. Our capital stock and the rights of the holders of our capital stock are subject to the applicable provisions of the Pennsylvania law, our amended articles of incorporation, and our amended bylaws.

The authorized capital stock of National Penn consists of 250,000,000 shares of common stock with no par value and 1,000,000 shares of preferred stock with no par value. As of December 31, 2011, there were 151,883,036 shares of common stock issued and outstanding and no shares of preferred stock issued or outstanding.

Common Stock

Dividends

The holders of our common stock share ratably in dividends when, as and if declared by our board of directors from legally available funds. Declaration and payment of cash dividends depends upon cash dividend payments to us by our direct and indirect subsidiaries, which are our primary source of revenue and cash flow. We are a legal entity separate and distinct from our subsidiaries. Accordingly, the right of National Penn, and consequently the right of creditors and shareholders of National Penn, to participate in any distribution of the assets or earnings of any subsidiary is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of National Penn in its capacity as a creditor may be recognized.

Voting Rights

Until we issue any preferred stock with voting rights, the holders of shares of common stock have exclusive voting rights. Each holder of shares of common stock has one vote for each share held. Shareholders cannot cumulate votes in the election of directors.

National Penn common stock currently trades on the Nasdaq Global Select Market of the Nasdaq Stock Market LLC. Under the Nasdaq Stock Market’s rules, shareholder approval is required for the issuance of shares of our common stock or securities convertible into or exercisable for our common stock, if the issuance of such securities:

•	is in connection with the acquisition of a company, is not in connection with a public offering for cash, and the securities to be issued will have 20% or more of the voting power outstanding before such issuance;

•	is in connection with the acquisition of a company in which a director, officer of substantial shareholder has a 5% or greater interest, and the issuance of the securities could result in an increase in our outstanding common stock or voting power of 5% or more;

•	is in connection with a transaction, other than a public offering, at a price less than the greater of book or market value in which the shares issued will equal 20% or more of the shares of our common stock, or have 20% or more of the voting power, outstanding before issuance; or

•	would result in a change in control.

Under the Nasdaq Stock Market’s rules, shareholder approval is also required to establish a stock option or purchase plan in which stock may be acquired by officers and directors other than a broadly-based plan in which other National Penn securities holders or employees may participate.

Pre-Emptive Rights, Redemption

Holders of our common stock do not have pre-emptive rights to acquire any additional shares of National Penn common stock. Our common stock is not subject to redemption.

Registration Rights

On October 5, 2010, National Penn entered into an Investment Agreement (the “Investment Agreement”) with Warburg Pincus Private Equity X, L.P. (“Warburg Pincus”), pursuant to which Warburg Pincus agreed to purchase $150 million shares of National Penn’s common stock. On January 7, 2011, Warburg Pincus completed its investment in National Penn pursuant to the Investment Agreement. Under the terms of the Investment Agreement, Warburg Pincus has rights to maintain its relative ownership percentage in National Penn through additional purchases upon certain subsequent issuances by National Penn, as well as registration rights.

Liquidation Rights

In the event of our liquidation, dissolution or winding-up, whether voluntary of involuntary, holders of National Penn common stock will share ratably in any of its assets or funds that are available for distribution to its shareholders after satisfaction, or adequate provision is made for satisfaction, of its liabilities, and after payment of any liquidation preferences of any outstanding shares of National Penn preferred stock.

Preferred Stock

Our board of directors is authorized to issue shares of National Penn preferred stock without shareholder approval. Our board of directors will determine the rights, qualifications, limitations and restrictions of each series of National Penn preferred stock at the time of issuance, including without limitation, rights as to dividends, voting and convertibility into shares of National Penn common stock. Shares of preferred stock may have dividend, redemption, voting, and liquidation rights that take priority over the common stock, and may be convertible into common stock.

If our board of directors decides to issue any preferred stock, it may discourage or make more difficult a merger, tender offer, business combination or proxy contest, assumption of control by a holder of a large block of our securities or the removal of incumbent management, even if these events were favorable to the interests of stockholders. Our board of directors, without stockholder approval, may issue preferred stock with voting and conversion rights and dividend and liquidation preferences which may adversely affect the holders of common stock.

The following description of our preferred stock, and any description of our preferred stock in a prospectus supplement and/or free writing prospectus is subject to, and qualified in its entirety by reference to, the Pennsylvania Business Corporation Law, and the actual terms and provisions contained in our articles of incorporation and bylaws, each as amended from time to time.

Terms

Unless provided in a supplement to this prospectus and/or free writing prospectus, the shares of our preferred stock to be issued will have no preemptive rights. Any prospectus supplement and/or free writing prospectus offering our preferred stock will furnish the following information with respect to the preferred stock offered:

•	number of shares of preferred stock to be issued and the offering price of the preferred stock;

•	the title and stated value of the preferred stock;

•	dividend rights;

•	dividend rates, periods, or payment dates, or methods of calculation of dividends applicable to the preferred stock;

•	the date from which distributions on the preferred stock shall accumulate, if applicable;

•	right to convert the preferred stock into a different type of security;

•	voting rights attributable to the preferred stock;

•	rights and preferences upon our liquidation or winding up of our affairs;

•	terms of redemption;

•	the procedures for any auction and remarketing, if any, for the preferred stock;

•	the provisions for a sinking fund, if any, for the preferred stock;

•	any listing of the preferred stock on any securities exchange;

•	the terms and conditions, if applicable, upon which the preferred stock will be convertible into our common stock, including the conversion price (or manner of calculation thereof);

•	a discussion of federal income tax considerations applicable to the preferred stock;

•	the relative ranking and preferences of the preferred stock as to distribution rights (including whether any liquidation preference as to the preferred stock will be treated as a liability for purposes of determining the availability of assets for distributions to holders of stock ranking junior to the shares of preferred stock as to distribution rights);

•	any limitations on issuance of any series of preferred stock ranking senior to or on a parity with the series of preferred stock being offered as to distribution rights and rights upon the liquidation, dissolution or winding up or our affairs; and

•	any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

Rank

Unless otherwise indicated in the applicable supplement to this prospectus and/or free writing prospectus, shares of our preferred stock will rank, with respect to payment of distributions and rights upon our liquidation, dissolution or winding up, and allocation of our earnings and losses:

•	senior to all classes or series of our common stock, and to all of our equity securities ranking junior to the preferred stock;

•	on a parity with all equity securities issued by us, the terms of which specifically provide that these equity securities rank on a parity with the preferred stock; and

•	junior to all equity securities issued by us, the terms of which specifically provide that these equity securities rank senior to the preferred stock.

Distributions

Subject to any preferential rights of any outstanding stock or series of stock, our preferred stockholders are entitled to receive distributions, when and as authorized by our board of directors, out of legally available funds, and share pro rata based on the number of preferred shares, common stock and other parity equity securities outstanding.

Voting Rights

Unless otherwise indicated in the applicable supplement to this prospectus and/or free writing prospectus, holders of our preferred stock will not have any voting rights.

Liquidation Preference

Upon the voluntary or involuntary liquidation, dissolution or winding up of our affairs, then, before any distribution or payment shall be made to the holders of any common stock or any other class or series of stock ranking junior to the preferred stock in our distribution of assets upon any liquidation, dissolution or winding up, the holders of each series of our preferred stock are entitled to receive, after payment or provision for payment of our debts and other liabilities, out of our assets legally available for distribution to stockholders, liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable supplement to this prospectus), plus an amount, if applicable, equal to all distributions accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid distributions for prior distribution periods if the preferred stock does not have a cumulative distribution). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred stock will have no right or claim to any of our remaining assets. In the event that, upon our voluntary or involuntary liquidation, dissolution or winding up, the legally available assets are insufficient to pay the amount of the liquidating distributions on all of our outstanding preferred stock and the corresponding amounts payable on all of our stock of other classes or series of equity security ranking on a parity with the preferred stock in the distribution of assets upon liquidation, dissolution or winding up, then the holders of our preferred stock and all other such classes or series of equity security shall share ratably in the distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

If the liquidating distributions are made in full to all holders of preferred stock, our remaining assets shall be distributed among the holders of any other classes or series of equity security ranking junior to the preferred stock upon our liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares of stock.

Conversion Rights

The terms and conditions, if any, upon which shares of any series of preferred stock are convertible into other securities will be set forth in the applicable supplement to this prospectus and/or free writing prospectus. These terms will include the amount and type of security into which the shares of preferred stock are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the preferred stock or us, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of that preferred stock.

Redemption

If so provided in the applicable supplement to this prospectus and/or free writing prospectus, our preferred stock will be subject to mandatory redemption or redemption at our option, in whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such supplement to this prospectus and/or free writing prospectus.

Capital Trust Securities

We have established five statutory business trusts: NPB Capital Trust II, NPB Capital Trust III, NPB Capital Trust IV, NPB Capital Trust V, and NPB Capital Trust VI. In each case, we own all the common capital securities of the trust. These trusts issued preferred capital securities to investors and invested the proceeds in National Penn through the purchase of junior subordinated debentures issued by us. These debentures are the sole assets of the trusts.

•	The $65.2 million of debentures issued to NPB Capital Trust II on August 20, 2002, which mature on September 30, 2032, bear interest at the annual fixed rate of 7.85%, and are callable in whole or in part any time on or after September 30, 2007.

•	The $20.6 million of debentures issued to NPB Capital Trust III on February 20, 2004, which mature on April 23, 2034, bear interest at a floating rate (three month LIBOR plus a margin of 2.74%), and are callable in whole or in part at any time on or after April 23, 2009.

•	The $20.6 million of debentures issued to NPB Capital Trust IV on March 25, 2004, which mature on April 7, 2034, bear interest at a floating rate (three month LIBOR plus a margin of 2.74%), and are callable in whole or in part any time on or after April 7, 2009.

•	The $20.6 million of debentures issued to NPB Capital Trust V on April 7, 2004, which mature on April 7, 2034, bear interest at a floating rate (three month LIBOR plus a margin of 2.74%), and are callable in whole or in part at any time on or after April 7, 2009.

•	The $15.4 million of debentures issued to NPB Capital Trust VI on January 19, 2006, which mature on March 15, 2036, bear interest at a floating rate (three month LIBOR plus a margin of 1.38%), and are callable in whole or in part at any time on or after March 15, 2011.

The trust preferred securities of NPB Capital Trust II are reported on the Global Select Market of the Nasdaq Stock Market LLC under the symbol “NPBCO”.

Based on current interpretations of the banking regulators, all the foregoing junior subordinated debentures qualify under the risk-based capital guidelines of the Federal Reserve as Tier 1 capital, subject to certain limitations. In each case, the debentures are callable by National Penn, subject to any required regulatory approvals, at par, in whole or in part, at any time after five years. In each case, our obligations under the junior subordinated debentures and related documents, taken together, constitute a full, irrevocable and unconditional guarantee on a subordinated basis by us of the obligations of the trusts under the preferred securities.

Anti-Takeover Charter and Pennsylvania Law Provisions

Our articles of incorporation and bylaws, each as amended, contain certain provisions that may have the effect of deterring or discouraging an attempt to take control of National Penn. These provisions:

•	empower our board of directors, without shareholder approval, to issue shares of preferred stock the terms of which, including voting power, are set by our board;

•	divide our board of directors into three classes serving staggered three-year terms;

•	restrict the ability of shareholders to remove directors;

•	require that shares with at least 80% of total voting power approve a merger or other similar transaction with a person or entity holding stock with more than 5% of National Penn’s total voting power, if the transaction is not approved, in advance, by our board of directors;

•	require that shares with at least 80%, 67%, or a majority, of total voting power approve the repeal or amendment of certain provisions of our articles of incorporation;

•	eliminate cumulative voting in the election of directors; and

•	require advance notice of nominations for the election of directors and the presentation of shareholder proposals at meetings of shareholders.

The Pennsylvania Business Corporation Law also contains certain provisions applicable to us that may have the effect of deterring or discouraging an attempt to take control of National Penn. These provisions, among other things:

•	require that, following any acquisition by any person or group of 20% of a public corporation’s voting power, the remaining shareholders have the right to receive payment for their shares, in cash, from such person or group in an amount equal to the “fair value” of the shares, including an increment representing a proportion of any value payable for control of the corporation;

•	prohibit for five years, subject to certain exceptions, a “business combination” (which includes a merger or consolidation of the corporation or a sale, lease or exchange of assets) with a person or group beneficially owning 20% or more of a public corporation’s voting power;

•	prevent a person or group acquiring different levels of voting power (20%, 33 1⁄3% and 50%) from voting any shares over the applicable threshold, unless “disinterested shareholders” approve such voting rights;

•	require any person or group that is or was a controlling person or group with respect to a corporation to disgorge to the corporation any profits that it receives from sales of the corporation’s equity securities if such equity securities are: (i) sold within 18 months after such person or group obtained the status of a controlling person or group; and (ii) purchased by the controlling person or group within 24 months prior to, or 18 months subsequent to, such person or group obtaining the status of a controlling person or group;

•	include factors and groups (in addition to the corporation’s shareholders) that a corporation’s board of directors can consider in determining whether an action is in the best interests of the corporation;

•	provide that a corporation’s board of directors need not consider any corporate interest or the interests of any particular group as dominant or controlling;

•	provide that a corporation’s directors, in order to satisfy the presumption that they have acted in the best interests of the corporation, need not satisfy any greater obligation or higher burden of proof with respect to actions relating to an acquisition or potential acquisition of control;

•	provide that actions relating to acquisitions of control that are approved by a majority of “disinterested directors” are presumed to satisfy the directors’ standard, unless it is proven by clear and convincing evidence that the directors did not assent to such action in good faith after reasonable investigation; and

•	provide that the fiduciary duty of a corporation’s directors is solely to the corporation and may be enforced by the corporation or by a shareholder in a derivative action, but not by a shareholder directly.

The Pennsylvania Business Corporation Law also explicitly provides that the fiduciary duty of directors does not require them to:

•	redeem any rights under, or to modify or render inapplicable, any shareholder rights plan;

•	render inapplicable, or make determinations under, provisions of the Pennsylvania Business Corporation Law relating to control transactions, business combinations, control-share acquisitions or disgorgement by certain controlling shareholders following attempts to acquire control; or

•	act as the board of directors, a committee of the board or an individual director, solely because of the effect such action might have on an acquisition or potential acquisition of control of the corporation or the consideration that might be offered or paid to shareholders in such an acquisition.

DESCRIPTION OF DEBT SECURITIES

We may issue debt securities under an indenture between us and a U.S. banking institution, as the indenture trustee. Each indenture will be subject to, and governed by, the Trust Indenture Act of 1939, as amended, and we may supplement the indenture from time to time after we execute them.

This prospectus summarizes the material provisions of the indenture and the debt securities that we may issue under an indenture. This summary may not describe all of the provisions of the indenture or of any of the debt securities that might be important to you. For additional information, you should carefully read the forms of indenture that are incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.

When we offer to sell a particular series of debt securities, we will describe the specific terms of those debt securities in a supplement to this prospectus and/or free writing prospectus. We will also indicate in the supplement and/or free writing prospectus whether the general terms in this prospectus apply to a particular series of debt securities. Accordingly, for a description of the terms of a particular issue of debt securities, you should carefully read both this prospectus and the applicable supplement and/or free writing prospectus.

Terms

The prospectus supplement and/or free writing prospectus will describe the debt securities and the price or prices at which we will offer the debt securities. The description will include:

•	the title and form of the debt securities;

•	any limit on the aggregate principal amount of the debt securities or the series of which they are a part;

•	the person to whom any interest on a debt security of the series will be paid;

•	the date or dates on which we must repay the principal;

•	the rate or rates at which the debt securities will bear interest;

•	the date or dates from which interest will accrue, and the dates on which we must pay interest;

•	the place or places where we must pay the principal and any premium or interest on the debt securities;

•	the terms and conditions on which we may redeem any debt security, if at all;

•	any obligation to redeem or purchase any debt securities, and the terms and conditions on which we must do so;

•	the denominations in which we may issue the debt securities;

•	the manner in which we will determine the amount of principal of or any premium or interest on the debt securities;

•	the currency in which we will pay the principal of and any premium or interest on the debt securities;

•	the principal amount of the debt securities that we will pay upon declaration of acceleration of their maturity;

•	the amount that will be deemed to be the principal amount for any purpose, including the principal amount that will be due and payable upon any maturity or that will be deemed to be outstanding as of any date;

•	if applicable, that the debt securities are defeasible and the terms of such defeasance;

•	if applicable, the terms of any right to convert debt securities into, or exchange debt securities for, shares of our debt securities, preferred stock or common stock or other securities or property;

•	whether we will issue the debt securities in the form of one or more global securities and, if so, the respective depositaries for the global securities and the terms of the global securities;

•	the subordination provisions that will apply to any subordinated debt securities;

•	any addition to or change in the events of default applicable to the debt securities and any change in the right of the trustee or the holders to declare the principal amount of any of the debt securities due and payable;

•	any addition to or change in the covenants in the indentures; and

•	any other terms of the debt securities not inconsistent with the applicable indentures.

We may sell the debt securities at a substantial discount below their stated principal amount. We will describe U.S. federal income tax considerations, if any, applicable to debt securities sold at an original issue discount in the prospectus supplement. An “original issue discount security” is any debt security sold for less than its face value, and which provides that the holder cannot receive the full face value if maturity is accelerated. The prospectus supplement relating to any original issue discount securities will describe the particular provisions relating to acceleration of the maturity upon the occurrence of an event of default. In addition, we will describe U.S. federal income tax or other considerations applicable to any debt securities that are denominated in a currency or unit other than U.S. dollars in the prospectus supplement.

Conversion and Exchange Rights

The prospectus supplement and/or free writing prospectus will describe, if applicable, the terms on which you may convert debt securities into or exchange them for debt securities, preferred stock and common stock or other securities or property. The conversion or exchange may be mandatory or may be at your option. The prospectus supplement and/or free writing prospectus will describe how the amount of debt securities, number of shares of preferred stock and common stock or other securities or property to be received upon conversion or exchange would be calculated.

Subordination of Subordinated Debt Securities

The indebtedness underlying any subordinated debt securities will be payable only if all payments due under our senior indebtedness, as defined in the applicable indenture and any indenture supplement, including any outstanding senior debt securities, have been made. If we distribute our assets to creditors upon any dissolution, winding-up, liquidation or reorganization or in bankruptcy, insolvency, receivership or similar proceedings, we must first pay all amounts due or to become due on all senior indebtedness before we pay the principal of, or any premium or interest on, the subordinated debt securities. In the event the subordinated debt securities are accelerated because of an event of default, we may not make any payment on the subordinated debt securities until we have paid all senior indebtedness or the acceleration is rescinded. If the payment of subordinated debt securities accelerates because of an event of default, we must promptly notify holders of senior indebtedness of the acceleration.

If we experience a bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of subordinated debt securities may receive less, ratably, than our other creditors. The indenture for subordinated debt securities may not limit our ability to incur additional senior indebtedness.

Form, Exchange, and Transfer

We will issue debt securities only in fully registered form, without coupons, and only in denominations of $1,000 and integral multiples thereof, unless the prospectus supplement and/or free writing prospectus provides otherwise. The holder of a debt security may elect, subject to the terms of the indentures and the limitations applicable to global securities, to exchange them for other debt securities of the same series of any authorized denomination and of similar terms and aggregate principal amount.

Holders of debt securities may present them for exchange as provided above or for registration of transfer, duly endorsed or with the form of transfer duly executed, at the office of the transfer agent we designate for that purpose. We will not impose a service charge for any registration of transfer or exchange of debt securities, but we may require a payment sufficient to cover any tax or other governmental charge payable in connection with the transfer or exchange. We will name the transfer agent in the prospectus supplement. We may designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, but we must maintain a transfer agent in each place where we will make payment on debt securities.

If we redeem the debt securities, we will not be required to issue, register the transfer of or exchange any debt security during a specified period prior to mailing a notice of redemption. We are not required to register the transfer of or exchange of any debt security selected for redemption, except the unredeemed portion of the debt security being redeemed.

Global Securities

The debt securities may be represented, in whole or in part, by one or more global securities that will have an aggregate principal amount equal to that of all debt securities of that series. Each global security will be registered in the name of a depositary identified in the prospectus supplement. We will deposit the global security with the depositary or a custodian, and the global security will bear a legend regarding the restrictions on exchanges and registration of transfer.

No global security may be exchanged in whole or in part for debt securities registered, and no transfer of a global security in whole or in part may be registered, in the name of any person other than the depositary or any nominee or successor of the depositary unless:

•	the depositary is unwilling or unable to continue as depositary; or

•	the depositary is no longer in good standing under the Exchange Act or other applicable statute or regulation.

The depositary will determine how all securities issued in exchange for a global security will be registered.

As long as the depositary or its nominee is the registered holder of a global security, we will consider the depositary or the nominee to be the sole owner and holder of the global security and the underlying debt securities. Except as stated above, owners of beneficial interests in a global security will not be entitled to have the global security or any debt security registered in their names, will not receive physical delivery of certificated debt securities and will not be considered to be the owners or holders of the global security or underlying debt securities. We will make all payments of principal, premium and interest on a global security to the depositary or its nominee. The laws of some jurisdictions require that some purchasers of securities take physical delivery of such securities in definitive form. These laws may prevent you from transferring your beneficial interests in a global security.

Only institutions that have accounts with the depositary or its nominee and persons that hold beneficial interests through the depositary or its nominee may own beneficial interests in a global security. The depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the global security to the accounts of its participants. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or any such participant.

The policies and procedures of the depositary may govern payments, transfers, exchanges and others matters relating to beneficial interests in a global security. We and the trustee will assume no responsibility or liability for any aspect of the depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a global security.

Payment and Paying Agents

We will pay principal and any premium or interest on a debt security to the person in whose name the debt security is registered at the close of business on the regular record date for such interest.

We will pay principal and any premium or interest on the debt securities at the office of our designated paying agent. Unless the prospectus supplement and/or free writing prospectus indicates otherwise, the corporate trust office of the trustee will be the paying agent for the debt securities.

Any other paying agents we designate for the debt securities of a particular series will be named in the prospectus supplement and/or free writing prospectus. We may designate additional paying agents, rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, but we must maintain a paying agent in each place of payment for the debt securities.

The paying agent will return to us all money we pay to it for the payment of the principal, premium or interest on any debt security that remains unclaimed for a specified period. Thereafter, the holder may look only to us for payment, as an unsecured general creditor.

Consolidation, Merger, and Sale of Assets

Under the terms of the indentures, so long as any securities remain outstanding, we may not consolidate or enter into a share exchange with or merge into any other person, in a transaction in which we are not the surviving corporation, or sell, convey, transfer or lease our properties and assets substantially as an entirety to any person, unless:

•	the successor assumes our obligations under the debt securities and the indentures; and

•	we meet the other conditions described in the indentures.

Events of Default

Each of the following will constitute an event of default under each indenture:

•	failure to pay the principal of or any premium on any debt security when due;

•	failure to pay any interest on any debt security when due, for more than a specified number of days past the due date;

•	failure to deposit any sinking fund payment when due;

•	failure to perform any covenant or agreement in the indenture that continues for a specified number of days after written notice has been given by the trustee or the holders of a specified percentage in aggregate principal amount of the debt securities of that series;

•	events of bankruptcy, insolvency or reorganization; and

•	any other event of default specified in the prospectus supplement.

If an event of default occurs and continues, both the trustee and holders of a specified percentage in aggregate principal amount of the outstanding securities of that series may declare the principal amount of the debt securities of that series to be immediately due and payable. The holders of a majority in aggregate principal amount of the outstanding securities of that series may rescind and annul the acceleration if all events of default, other than the nonpayment of accelerated principal, have been cured or waived.

Except for its duties in case of an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request or direction of any of the holders, unless the holders have offered the trustee reasonable indemnity. If they provide this indemnification and subject to conditions specified in the applicable indenture, the holders of a majority in aggregate principal amount of the outstanding securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

No holder of a debt security of any series may institute any proceeding with respect to the indentures, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

•	the holder has previously given the trustee written notice of a continuing event of default;

•	the holders of a specified percentage in aggregate principal amount of the outstanding securities of that series have made a written request upon the trustee, and have offered reasonable indemnity to the trustee, to institute the proceeding;

•	the trustee has failed to institute the proceeding for a specified period of time after its receipt of the notification; and

•	the trustee has not received a direction inconsistent with the request within a specified number of days from the holders of a specified percentage in aggregate principal amount of the outstanding securities of that series.

Modification and Waiver

We and the trustee may change an indenture without the consent of any holders with respect to specific matters, including:

•	to fix any ambiguity, defect or inconsistency in the indenture; and

•	to change anything that does not materially adversely affect the interests of any holder of debt securities of any series.

In addition, under the indentures, the rights of holders of a series of notes may be changed by us and the trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series that is affected. However, we and the trustee may only make the following changes with the consent of the holder of any outstanding debt securities affected:

•	extending the fixed maturity of the series of notes;

•	reducing the principal amount, reducing the rate of or extending the time of payment of interest, or any premium payable upon the redemption, of any debt securities; or

•	reducing the percentage of debt securities the holders of which are required to consent to any amendment.

The holders of a majority in principal amount of the outstanding debt securities of any series may waive any past default under the indenture with respect to debt securities of that series, except a default in the payment of principal, premium or interest on any debt security of that series or in respect of a covenant or provision of the indenture that cannot be amended without each holder’s consent.

Except in limited circumstances, we may set any day as a record date for the purpose of determining the holders of outstanding debt securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the indentures. In limited circumstances, the trustee may set a record date. To be effective, the action must be taken by holders of the requisite principal amount of such debt securities within a specified period following the record date.

Defeasance

To the extent stated in the prospectus supplement and/or free writing prospectus, we may elect to apply the provisions in the indentures relating to defeasance and discharge of indebtedness, or to defeasance of restrictive covenants, to the debt securities of any series. The indentures provide that, upon satisfaction of the requirements described below, we may terminate all of our obligations under the debt securities of any series and the applicable indenture, known as legal defeasance, other than our obligation:

•	to maintain a registrar and paying agents and hold monies for payment in trust;

•	to register the transfer or exchange of the notes; and

•	to replace mutilated, destroyed, lost or stolen notes.

In addition, we may terminate our obligation to comply with any restrictive covenants under the debt securities of any series or the applicable indenture, known as covenant defeasance.

We may exercise our legal defeasance option even if we have previously exercised our covenant defeasance option. If we exercise either defeasance option, payment of the notes may not be accelerated because of the occurrence of events of default.

To exercise either defeasance option as to debt securities of any series, we must irrevocably deposit in trust with the trustee money and/or obligations backed by the full faith and credit of the United States that will provide money in an amount sufficient in the written opinion of a nationally recognized firm of independent public accountants to pay the principal of, premium, if any, and each installment of interest on the debt securities. We may only establish this trust if, among other things:

•	no event of default shall have occurred or be continuing;

•	in the case of legal defeasance, we have delivered to the trustee an opinion of counsel to the effect that we have received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law, which in the opinion of our counsel, provides that holders of the debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred;

•	in the case of covenant defeasance, we have delivered to the trustee an opinion of counsel to the effect that the holders of the debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; and

•	we satisfy other customary conditions precedent described in the applicable indenture.

Notices

We will mail notices to holders of debt securities as indicated in the prospectus supplement and/or free writing prospectus.

Title

We may treat the person in whose name a debt security is registered as the absolute owner, whether or not such debt security may be overdue, for the purpose of making payment and for all other purposes.

Governing Law

The indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

DESCRIPTION OF DEPOSITARY SHARES

We may, at our option, elect to offer fractional shares or some multiple of shares of preferred stock, rather than individual shares of preferred stock. If we choose to do so, we will issue depositary receipts for depositary shares, each of which will represent a fraction or a multiple of a share of a particular series of preferred stock as described below.

The applicable prospectus supplement and/or free writing prospectus will describe the specific terms of any issuance of depositary shares. You should read the particular terms of any depositary shares we offer in any prospectus supplement and/or free writing prospectus, together with the more detailed form of deposit agreement, including the form of depositary receipt relating to the depositary shares, which will be filed as an exhibit to a document incorporated by reference in the registration statement of which this prospectus forms a part. The prospectus supplement and/or free writing prospectus also will state whether any of the terms summarized below do not apply to the depositary shares being offered.

General

The shares of any series of preferred stock represented by depositary shares will be deposited under a deposit agreement among us, a bank or trust company we select, with its principal executive office in the United States and a combined capital and surplus of at least $50,000,000, as depositary, which we refer to as the preferred stock depositary, and the holders from time to time of depositary receipts issued under the agreement. Subject to the terms of the deposit agreement, each holder of a depositary share will be entitled, in proportion to the fraction or multiple of a share of preferred stock represented by that depositary share, to all the rights and preferences of the preferred stock represented by that depositary share, including dividend, voting and liquidation rights.

The depositary shares will be evidenced by depositary receipts issued under the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional or multiple shares of the related series of preferred stock. Immediately following the issuance of shares of a series of preferred stock, we will deposit those shares with the preferred stock depositary, which will then issue and deliver the depositary receipts to the purchasers.

Depositary receipts will only be issued evidencing whole depositary shares. A depositary receipt may evidence any number of whole depositary shares.

Dividends and Other Distributions

The preferred stock depositary will distribute all cash dividends or other cash distributions received on the related series of preferred stock to the record holders of depositary receipts relating to those series in proportion to the number of the depositary shares evidenced by depositary receipts those holders own.

If we make a distribution other than in cash, the preferred stock depositary will distribute the property it receives to the record holders of depositary receipts in proportion to the number of depositary shares evidenced by depositary receipts those holders own, unless the preferred stock depositary determines that the distribution cannot be made proportionately among those holders or that it is not feasible to make the distribution. In that event, the preferred stock depositary may, with our approval, sell the property and distribute the net proceeds to the holders in proportion to the number of depositary shares evidenced by depositary receipts they own.

The amount distributed to holders of depositary shares will be reduced by any amounts required to be withheld by us or the preferred stock depositary on account of taxes or other governmental charges.

Conversion and Exchange

If any series of preferred stock underlying the depositary shares is subject to conversion or exchange, the applicable prospectus supplement and/or free writing prospectus will describe the rights or obligations of each record holder of depositary receipts to convert or exchange the depositary shares.

Voting

Upon receiving notice of any meeting at which the holders of any series of the preferred stock are entitled to vote, the preferred stock depositary will mail the information contained in the notice of the meeting to the record holders of the depositary receipts relating to that series of preferred stock. Each record holder of the depositary receipts on the record date, which will be the same date as the record date for the related series of preferred stock, may instruct the preferred stock depositary how to exercise his or her voting rights. The preferred stock depositary will endeavor, insofar as practicable, to vote or cause to be voted the maximum number of whole shares of the preferred stock represented by those depositary shares in accordance with those instructions received sufficiently in advance of the meeting, and we will agree to take all reasonable action that may be deemed necessary by the preferred stock depositary in order to enable the preferred stock depositary to do so. The preferred stock depositary will abstain from voting shares of the preferred stock for which it does not receive specific instructions from the holder of the depositary shares representing them.

Redemption of Depositary Shares

Depositary shares will be redeemed from any proceeds received by the preferred stock depositary resulting from the redemption, in whole or in part, of the series of the preferred stock represented by those depositary shares. The redemption price per depositary share will equal the applicable fraction or multiple of the redemption price per share payable with respect to the series of the preferred stock. If we redeem shares of a series of preferred stock held by the preferred stock depositary, the preferred stock depositary will redeem as of the same redemption date the number of depositary shares representing the shares of preferred stock that we redeem. If less than all the depositary shares will be redeemed, the depositary shares to be redeemed will be selected by lot or substantially equivalent method determined by the preferred stock depositary.

After the date fixed for redemption, the depositary shares called for redemption will no longer be deemed to be outstanding, and all rights of the holders of the depositary shares will cease, except the right to receive the monies payable and any other property to which the holders were entitled upon the redemption upon surrender to the preferred stock depositary of the depositary receipts evidencing the depositary shares. Any funds deposited by us with the preferred stock depositary for any depositary shares that the holders fail to redeem will be returned to us after a period of two years from the date the funds are deposited.

Amendment and Termination of the Deposit Agreement

We may amend the form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement at any time and from time to time by agreement with the preferred stock depositary. However, any amendment that materially and adversely alters the rights of the holders of depositary receipts will not be effective unless it has been approved by the holders of at least a majority of the depositary shares then outstanding. The deposit agreement will automatically terminate after there has been a final distribution on the related series of preferred stock in connection with our liquidation, dissolution or winding up and that distribution has been made to the holders of depositary shares or all of the depositary shares have been redeemed.

Charges of Preferred Stock Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay all charges of the preferred stock depositary in connection with the initial deposit of the related series of preferred stock, the initial issuance of the depositary shares, all withdrawals of shares of the related series of preferred stock by holders of depositary shares and the registration of transfers of title to any depositary shares.

However, holders of depositary shares will pay other transfer and other taxes and governmental charges and the other charges expressly provided in the deposit agreement to be for their accounts.

Corporate Trust Office of Preferred Stock Depositary

The preferred stock depositary’s corporate trust office will be set forth in the applicable prospectus supplement and/or free writing prospectus relating to a series of depositary shares. The preferred stock depositary will act as transfer agent and registrar for depositary receipts, and, if shares of a series of preferred stock are redeemable, the preferred stock depositary will act as redemption agent for the corresponding depositary receipts.

Resignation and Removal of Preferred Stock Depositary

The preferred stock depositary may resign at any time by delivering to us written notice of its election to do so, and we may at any time remove the preferred stock depositary. Any resignation or removal will take effect upon the appointment of a successor preferred stock depositary. A successor must be appointed by us within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and a combined capital and surplus of at least $50,000,000.

Reports to Holders

We will deliver all required reports and communications to holders of the preferred stock to the preferred stock depositary, and it will forward those reports and communications to the holders of depositary shares. Upon request, the preferred stock depositary will provide for inspection to the holders of depositary shares the transfer books of the depositary and the list of holders of receipts; provided that any requesting holder certifies to the preferred stock depositary that such inspection is for a proper purpose reasonably related to such person’s interest as an owner of depositary shares evidenced by the receipts.

DESCRIPTION OF SECURITIES WARRANTS

We may issue securities warrants from time to time in one or more series for the purchase of our common stock, preferred stock, debt securities or depositary shares or any combination of those securities. Securities warrants may be issued independently or together with any shares of common stock, debt securities or shares of preferred stock offered by any prospectus supplement and/or free writing prospectus and may be attached to or separate from these shares of common stock, debt securities or shares of preferred stock. Each series of securities warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent or any other bank or trust company specified in the related prospectus supplement and/or free writing prospectus relating to the particular issue of securities warrants. The warrant agent will act solely as our agent in connection with the securities warrants and will not assume any obligation or relationship of agency or trust for or with any holders of securities warrants or beneficial owners of securities warrants.

If securities warrants are offered by us, the prospectus supplement and/or free writing prospectus will describe the terms of the securities warrants, including the following if applicable to the particular offering:

•	the title of the warrants;

•	the total number of warrants;

•	the price or prices at which the warrants will be issued and sold;

•	the currency, currencies, including composite currencies or currency units, in which the price of the warrants may be payable;

•	the number of shares of common stock purchasable upon exercise of the securities warrants to purchase common stock and the price at which such shares of common stock may be purchased upon exercise;

•	the designation, aggregate principal amount, currency, currencies or currency units and terms of the debt securities purchasable upon exercise of the warrants and the price at which the debt securities may be purchased upon such exercise;

•	the designation and terms of the debt securities or preferred stock with which the securities warrants are issued and the number of securities warrants issued with each debt security or share of preferred stock;

•	the date on and after which the securities warrants and the related common stock, debt securities or preferred stock will be separately transferable;

•	if applicable, the date on which the right to exercise the securities warrants shall commence and the date on which this right shall expire;

•	whether the securities warrants will be issued in registered or bearer form;

•	if applicable, the minimum or maximum amount of the warrants which may be exercised at any one time;

•	a discussion of federal income tax, accounting and other special considerations, procedures and limitations relating to the securities warrants; and

•	any other terms of the securities warrants including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Securities warrants may be exchanged for new securities warrants of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement. Before the exercise of their securities warrants, holders of securities warrants will not have any of the rights of holders of shares of common stock, the debt securities or shares of preferred stock purchasable upon exercise, including the right to receive payments of principal of, any premium on, or any interest on, the debt securities purchasable upon such exercise or to enforce the covenants in the indenture or to receive payments of dividends, if any, on the common stock or preferred stock purchasable upon such exercise or to exercise any applicable right to vote.

The specific terms of a series of securities warrants will be described in the applicable prospectus supplement and/or free writing prospectus relating to that series of securities warrants along with any general provisions applicable to that series of warrants. The preceding description of the warrants, and any description of the securities warrants in a prospectus supplement and/or free writing prospectus, is a summary. This summary description is subject to, and qualified in its entirety by reference to, the underlying warrant agreement, which we will file or incorporate by reference as an exhibit to the registration statement of which this prospectus forms a part at or prior to the time of the sale of the securities warrants.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts, representing contracts obligating holders to purchase from or sell to us, or obligating us to purchase from or sell to the holders, a specified or variable number of shares of our common stock or preferred stock or depositary shares, as applicable, at a future date or dates. The price per share of common stock or preferred stock or per depositary share, as applicable, may be fixed at the time the purchase contracts are issued or may be determined by reference to a specific formula contained in the purchase contracts. The purchase contracts may be issued separately or as part of units consisting of a purchase contract and beneficial interests in other securities described in this prospectus or of third parties, securing the holders’ obligations to purchase from or sell shares to us under the purchase contracts. These other securities may consist of debt securities, or debt obligations of third parties, including U.S. Treasury securities. The purchase contracts may require us to make periodic payments to the holders of the purchase contracts or vice versa, and these payments may be unsecured or prefunded on some basis. The purchase contracts may require holders to secure their obligations under those contracts in a specified manner. Any purchase contract may include anti-dilution provisions to adjust the number of shares issuable pursuant to such purchase contract upon the occurrence of certain events.

The applicable prospectus supplement may contain, where applicable, the following information about the purchase contracts issued under it:

•	whether the purchase contracts obligate the holder to purchase or sell, or both purchase and sell, our common stock, preferred stock or depositary shares, as applicable, and the nature and amount of each of those securities, or the method of determining those amounts;

•	whether the purchase contracts are to be prepaid or not;

•	whether the purchase contracts are to be settled by delivery, or by reference or linkage to the value, performance or level of our common stock, preferred stock or depositary shares;

•	any acceleration, cancellation, termination or other provisions relating to the settlement of the purchase contracts;

•	whether the purchase contracts will be issued in fully registered or global form; and

•	other terms of the purchase contract.

The applicable prospectus supplement will describe the terms of any purchase contracts. The preceding description of the purchase contracts, and any description of the purchase contracts in a prospectus supplement and/or free writing prospectus, is a summary. This summary description is subject to, and qualified in its entirety by reference to, the underlying purchase contracts, which we will file or incorporate by reference as an exhibit to the registration statement of which this prospectus forms a part at or prior to the time of the sale of the purchase contracts.

DESCRIPTION OF SECURITIES UNITS

We may, from time to time, issue units comprised of one or more of the other securities described in this prospectus in any combination. Securities units may also include debt obligations of third parties, such as U.S. Treasury securities. Each securities unit will be issued so that the holder of the securities unit is also the holder of each security included in the unit. Thus, the holder of a securities unit will have the rights and obligations of a holder of each included security.

The applicable prospectus supplement may contain, where applicable, the following information about the securities units issued under it:

•	the designation and terms of the securities units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions for the issuance, payments, settlement, transfer or exchange of the securities units or of the securities comprising the units;

•	whether the securities units will be issued in fully registered or global form; and

•	other terms of the securities units.

The applicable prospectus supplement will describe the terms of any securities units. The preceding description of the securities units, and any description of the securities units in a prospectus supplement and/or free writing prospectus, is a summary. This summary description is subject to, and qualified in its entirety by reference to, the underlying securities units, which we will file or incorporate by reference as an exhibit to the registration statement of which this prospectus forms a part at or prior to the time of the sale of the securities units.

PLAN OF DISTRIBUTION

We may sell the offered securities through agents, through underwriters or dealers, directly to one or more purchasers or through a combination of any of these methods of sale. We will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchasers and their compensation in a prospectus supplement. These underwriters or agents or their affiliates may receive compensation, trading gain or other benefits from these transactions. In compliance with guidelines of the Financial Industry Regulatory Authority (“FINRA”), the maximum consideration or discount to be received by any FINRA member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement.

EXPERTS

The consolidated financial statements of National Penn Bancshares, Inc. and subsidiaries as of December 31, 2011 and 2010, and for the years then ended, and management’s assessment of the effectiveness of internal control over financial reporting have been incorporated by reference in this prospectus and elsewhere in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accountant firm, appearing elsewhere and incorporated by reference herein upon the authority of said firm as experts in accounting and auditing.

The financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

LEGAL MATTERS

In connection with particular offerings of securities in the future, the validity of those securities, will be upon for National Penn by the law firm of Reed Smith LLP, or others named in the applicable prospectus supplement, and for any underwriters or agents by counsel named in the applicable prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers like us that file electronically with the SEC. We also maintain an Internet site that contains information about us. The address of that site is www.nationalpennbancshares.com. Information contained in our Internet site is not incorporated by reference into this prospectus, and you should not consider information contained in our Internet site as part of this prospectus.

Incorporation of Certain Information by Reference

The SEC allows us to “incorporate by reference” the information contained in the documents we file (SEC File No. 000-22537-01) with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings (other than filings or portions of filings that under applicable SEC rules are furnished instead of filed) we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until this prospectus is no longer deemed effective.

•	Our Annual Report on Form 10-K for the year ended December 31, 2011 filed February 29, 2012.

•	Our Quarterly Report on Form 10-Q for the period ended March 31, 2012 filed May 10, 2012

•	Our Current Reports on Form 8-K filed on January 27, 2012, February 29, 2012, and April 30, 2012.

•	The description of National Penn common stock contained in our registration statement on Form 8-A filed February 24, 1983, and any amendment or report filed for the purpose of updating such description.

Any information contained in this prospectus or in any document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to have been modified or superseded to the extent that a statement contained in any other document we subsequently file with the SEC that also is incorporated or deemed to be incorporated by reference in this prospectus or in an applicable prospectus supplement or free writing prospectus modifies or supersedes the original statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to be a part of this prospectus.

We encourage you to read our periodic and current reports. We think these reports provide additional information about our company which prudent investors will find important. You may request a copy of these filings as well as any future filings incorporated by reference, at no cost, by writing to us at the following address: National Penn Bancshares, Inc., Philadelphia and Reading Avenues, Boyertown, PA 19512, Attention: H. Anderson Ellsworth, Corporate Secretary. You may also telephone (610) 369-6451 or email andy.ellsworth@nationalpenn.com.